Lindquist 12/5/2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MGC DIAGNOSTICS CORPORATION

(Name of Subject Company)

MGC DIAGNOSTICS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Todd M. Austin
Chief Executive Officer
MGC Diagnostics Corporation

350 Oak Grove Parkway

Saint Paul, Minnesota 55127-8599

(651) 484-4874

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

Thomas G. Lovett, IV, Esq.

Jonathan Levy, Esq.

Lindquist & Vennum LLP
2000 IDS Center

80 South 8th Street
Minneapolis, MN 55402
(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

The name of the subject company is MGC Diagnostics Corporation, a Minnesota corporation (“MGCD” or the “Company”). The address of the principal executive offices of the Company is 350 Oak Grove Parkway, Saint Paul, Minnesota 55127. The Company’s telephone number is (651) 484-4874.

The title of the class of equity securities to which this statement relates is the common stock of the Company, par value of $0.10 per share (the “Common Stock” or “Shares”). As of the close of business on November 29, 2017, there were 4,413,190 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This statement relates to a tender offer by AC Breathe Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of MGC Parent LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly-owned subsidiary of Altus Capital Partners, Inc., a Delaware corporation (“Altus”), disclosed in a Tender Offer Statement on Schedule TO, dated November 29, 2017 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $11.03 per share (the “Offer Price”or “Per Share Amount”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 25, 2017 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer, the “Transaction” ) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, Parent and the Company, which will be canceled, and (b) shareholders, if any, who properly exercise their dissenters’ rights under the MBCA). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and Parent are located at c/o Altus Capital Partners, 10 Westport Road, Suite C204, Wilton, Connecticut 06897 and the telephone number of Purchaser and Parent is (203) 429-2000. This Schedule 14D-9 and other SEC filings are available at www.mgcdiagnostics.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this statement (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “MGCD Board” or “Board”) other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

Cash Consideration to Current Officers and Directors Payable Pursuant to the Offer

Each of the Company’s executive officers and directors has executed a Tender Support Agreement, dated November 25, 2017, by and among those individuals, Parent and Purchaser, under which those individuals have agreed to tender their shares of Common Stock for purchase in the Offer. These individuals will receive the Per Share Amount on the same terms and conditions as the other shareholders of the Company in the Offer. If these executive officers and directors do not tender their shares of Common Stock for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, these executive officers and directors would also receive the Per Share Amout on the same terms and conditions as the other non-tendering shareholders of the Company.

As of November 29, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 393,218 shares of Common Stock (which, for this purpose, excludes (i) shares of Common Stock subject to issuance pursuant to Company stock options, (ii) shares subject to unvested restricted stock grants and (iii) shares issuable under the Company’s Employee Stock Purchase Plan.)

Share Payment Table

The following table sets forth as described above (i) the number of shares of Common Stock beneficially owned as of November 29, 2017 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such shares of Common Stock pursuant to the Offer based on the Per Share Amount.

Name of Executive Officer or Director	Number of shares of Common Stock (1)	Cash Consideration for shares of Common Stock
Todd M. Austin	20,819	$229,634
Matthew S. Margolies	21,061	$232,303
Larry R. Degen	2,332	$25,722
Mark W. Sheffert	42,430	$468,003
John R. Baudhuin	52,260	$576,428
Terrence W. Bunge	99,154	$1,093,669
Wendy D. Lynch, Ph.D	34,426	$379,719
Robert E. Munzenrider	49,180	$542,455
Hendrik Struik	71,556	$789,263
All of our current executive officers and directors as a group (9 persons)	393,218	$4,337,195

(1) Excludes (i) shares of Common Stock subject to issuance pursuant to Company stock options, (ii) shares subject unvested restricted stock grants and (iii) shares issuable under the Company’s Employee Stock Purchase Plan.

Equity Award Table

The following table identifies for each of our executive officers and directors the number of shares subject to outstanding equity awards, the weighted average exercise price of Company stock options held by each executive officer and director, if any, and the value of Company stock options and Company restricted stock awards held by each executive officer. The following table assumes that the closing of the merger occurs on or before December 31, 2017 and that no Company stock options are exercised, no shares of restricted stock are forfeited, and no dividends are paid with respect to the Common Stock between the date of this Schedule 14D-9 and the Effective Time. The estimated aggregate amounts set forth below are based on the Per Share Amount (without interest) for each share of Common Stock, net of the applicable exercise price (for Company stock options), multiplied by the total number of shares subject to each applicable award. All equity awards held by executive officers or directors will be fully vested in accordance with their terms as of the Effective Time. None of our executive officers or directors hold performance-based awards.

	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock
	Shares Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)(1)	Shares Underlying Unvested Company Stock Options (#)	Weighted Average Exercise Price	Aggregate Unvested Company Stock Option Payment ($)(1)	Shares Underlying Unvested Company Restricted Stock (#)	Aggregate Unvested Company Restricted Stock Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers

Todd M. Austin	56,667	6.84	237,502	53,333	6.94	218,298	—	—	455,800

Matthew S. Margolies	54,166	6.73	232,722	53,334	6.94	218,298	—	—	451,025

Larry R. Degen	3,700	7.87	11,699	10,000	8.08	29,500	3,000	33,090	74,289

Non-Employee Directors

Mark W. Sheffert	—	—	—	—	—	—	3,591	39,609	39,609

John R. Baudhuin	—	—	—	—	—	—	3,591	39,609	39,609

Terrence W. Bunge	33,333	6.77	141,999	20,000	7.52	70,200	3,591	39,609	251,808

Wendy D. Lynch, Ph.D.	—	—	—	—	—	—	3,591	39,609	39,609

Robert E. Munzenrider	—	—	—	—	—	—	3,591	39,609	39,609

Hendrik Struik	—	—	—	—	—	—	3,591	39,609	39,609

(1)       To estimate the value of payments for vested or unvested Company stock options, as applicable, the aggregate number of shares of Common Stock issuable upon the exercise of the Company stock option were multiplied by the Common Stock Offer Price of $11.03 per share, less the weighted average exercise price.

(2)       The amounts included in this column are equal to the aggregate number of shares of Company restricted stock multiplied by the Common Stock Offer Price of $11.03 per share.

Current Employment Arrangements with Company Officers

The Company appointed Todd M. Austin as Chief Executive Officer, effective June 1, 2014. Mr. Austin received an annual base salary of $300,000. To the extent the Board adopts a 2018 Incentive Plan, Mr. Austin will be eligible to participate.

The Company appointed Matthew S. Margolies as President, effective June 1, 2014. To the extent the Board adopts a 2018 Incentive Plan, Mr. Margolies will be eligible to participate.

The Company entered into Employment Agreements dated as of June 1, 2014 with each of these officers. The respective Employment Agreements memorialize the salaries and equity awards described above. Each Employment Agreement also provides that if the Executive’s employment is terminated by the Company without Cause, and the Executive executes a general release of claims against the Company and otherwise complies with his respective Employment Agreement, the Company will pay Executive the following compensation:

●	If the Executive has been in his position with the Company for up to three years, the Company will pay an amount equivalent to six months of Executive’s Base Compensation immediately prior to termination;

●	If Executive has been in his position with the Company for more than three but less than six years, the Company will pay the Executive an amount equivalent to twelve months of Executive’s Base Compensation immediately prior to termination;

●	If Executive elects COBRA continuation upon termination of employment, the Company will pay Executive for the Employer’s portion of the premium cost during the time Executive remains eligible under COBRA and is receiving Base Compensation with the method of payment to be determined by the Company;

●	After six years of employment, the Company will pay no compensation to Executive upon this termination;

●	Bonuses earned but unpaid at the termination date will be at the discretion of the Board. Bonuses will not be prorated for a partial year; and

●	The method of payment, whether lump sum or periodic, will be at the Company’s sole discretion.

The Company entered into Change-in-Control Agreements with each of these two executive officers. Under these respective agreements, if the executive employment is terminated during a period of 12 months following a change in control of the Company (i) by the Company other than for cause or (ii) by the executive for good reason, as those terms are defined in the applicable agreement, then he will be entitled to a lump sum payment equal to 12 months of his currently effective base salary, as well as a prorated portion of target bonus if actual targets are met, with this bonus to be paid when other plan bonuses are paid.

New Employment Arrangement with Company Officers

The consummation of the Offer and Merger would constitute a change in control under each of these employment agreements. Todd M. Austin and Matthew S. Margolies (referred to below as the “Executives”) have negotiated new employment agreements (the “Employment Agreements”) to become effective with the Surviving Corporation upon closing of the Offer and the Merger. The material terms of the new Employment Agreements are summarized below and, except as otherwise indicated below, are identical for the Executives.

(1) At-Will Employment. Employment will be on an “at will” basis, which means that either the Company or the applicable Executive may terminate the employment relationship with or without “Cause” or notice at any time, subject to the potential impact and ramifications of other terms of the Employment Agreements (summarized below).

(2) Titles, Duties and Responsibilities. Todd M. Austin will serve as the Company’s Chief Executive Officer, and Matthew S. Margolies will serve as the Company’s President. Each Executive will devote his full-time attention, energy, and ability to the Company’s business. Each executive agrees to comply with all federal, state and local laws and regulations regarding the Company’s business. Each executive agrees that he will not serve on the board of directors of any profit or non-profit company without prior approval of the Board.

(3) Term of Agreement. Each Employment Agreement will continue for three years, subject to either party’s termination rights set forth therein.

(4) Base Salary: Todd S. Austin. The Company will pay Todd Austin a Base Salary of $300,000. “Base Salary” means regular cash compensation on a periodic basis exclusive of benefits, bonuses or incentive payments. If EBITDA thresholds are achieved during the first six months of the 2018 fiscal year, Mr. Austin’s Base Salary will be increased by $25,000 and if achieved during the entire 2018 fiscal year (12 months), his Base Salary will be increased an additional $25,000.

(5) Base Salary: Matthew Margolies. The Company will pay Matthew Margolies a Base Salary of $285,000. “Base Salary” means regular cash compensation on a periodic basis exclusive of benefits, bonuses or incentive payments. If EBITDA thresholds are achieved during the first six months of the 2018 fiscal year, Mr. Margolies’ Base Salary will be increased by $20,000 and if achieved during the entire 2018 fiscal year (12 months), his Base Salary will be increased an additional $20,000.

(6) Management Incentive Plan. Each executive will be eligible to participate in the Surviving Corporation’s Management Incentive Plan. Each Executive’s participation in and the criteria for this plan will be subject to the written terms and provisions of the plan, as established annually by and solely within the discretion of the Board of Directors, which may be amended at any time by the Board. Each Executive may earn up to fifty percent (50%) of his Base Salary each year under the Incentive Plan if he meets the eligibility requirements and criteria.

(7) Fringe Benefits. Each Executive will be entitled to Personal Time Off (PTO) in accordance with the Surviving Corporation’s policies, subject to the terms or any modifications that the Board of Directors may approve. To the extent available or offered, each Executive will be entitled to participate in all other benefit programs offered by the Surviving Corporation to its employees, subject to terms as the Board of Directors may approve, including any medical, dental or other health plan, pension plan, profit-sharing plan and life insurance plan that the Surviving Corporation may adopt or maintain.

(8) Car Expense. Each Executive will receive a car allowance of up to $700 per month, subject to applicable tax withholding.

(9) Relocation and Living Expenses for Mr. Austin. Todd Austin may be required to relocate to Minnesota as a condition of employment. In that event, the Surviving Corporation will reimburse Mr. Austin for reasonable relocation costs and expenses in accordance with the Company’s policies. At the discretion of the Board, Mr. Austin may also be entitled to a monthly living expense or stipend for housing in Saint Paul, Minnesota until he relocates to Minnesota.

(10) Proprietary, Trade Secret and Confidential Information. Each Executive has agreed not to, at any time, either during Executive’s employment or after termination, use, copy, transfer or otherwise disclose to any person or entity any confidential or proprietary information of the Surviving Corporation without the written consent from the Board of Directors (subject to customary and limited exceptions), except for the benefit of and in furtherance of the Surviving Corporation’s business.

(11) Non-Competition. Each Executive has agreed that during the term of Executive’s employment with the Surviving Corporation and for 12 months following any termination, Executive will not work, directly or indirectly for, provide consultant work, or acquire any financial interest in, any person, business or entity that competes or intends to compete with the Surviving Corporation regarding any services provided by the Surviving Corporation.

(12) Non-Competition. Each Executive has agreed that during Executive’s employment with the Surviving Corporation, and for 24 months following any termination, Executive will not: (a) divert or attempt to divert from the Surviving Corporation any business or trade of any client, prospective client or supplier, or (b) otherwise interfere with any business or trade opportunity or business relationship that the Surviving Corporation may then have or reasonably expect to have with any client, prospective client or supplier. Each executive agrees and understands that during this period and except in his capacity as an Executive and for the benefit of the Surviving Corporation, Executive is prohibited from: (x) soliciting business from; (y) performing services for or (z) accepting business from any clients or prospective clients in competition with the Company’s business or from directly or indirectly calling on or otherwise facilitating others to call on or solicit business from a client or prospective client in competition with the Surviving Corporation’s Business. Each Executive further agrees that during this same period Executive will not employ, solicit, or encourage or induce any employee or contractor of the Surviving Corporation to terminate his or her employment or contractual relationship with the Surviving Corporation.

(13) Inventions and Property; Rights to Intellectual Property. Each Executive further agrees that all work and creation of work products associated with Executive’s employment with the Surviving Corporation are deemed work for hire for the Surviving Corporation and are the Surviving Corporation’s exclusive property. Each Executive agrees to assign to the Surviving Corporation any rights Executive may have or acquire in such property and agrees to sign and deliver at any time, upon the Surviving Corporation’s request, any instrument requested by it confirming the exclusive ownership of such property by the Surviving Corporation. Executive further acknowledges and agrees that any and all copyright and any other intellectual property rights in designs, software, firmware and related documentation, and works of authorship that are created by him during the period of his employment and related to the existing or reasonably foreseeable business interests of the Surviving Corporation will belong to the Surviving Corporation.

(14) Termination: Notice. Executive’s Employment may be terminated by either party at any time with or without “Cause” (as defined below). If an Executive intends to resign from or otherwise terminate his employment, he must give the Surviving Corporation at least 90 days advance written notice, subject to the Surviving Corporation’s power to waive all or any such portion of this notice period. If the Surviving Corporation terminates an Executive without Cause and without notice, Executive may be entitled to severance pay subject to signing a severance agreement drafted solely within the discretion of the Surviving Corporation that includes (but will not be limited to) a written release and waiver by Executive of all legal claims known or unknown against the Corporation.

(15) Termination: Definition of “Cause”. If an Executive is terminated for Cause, he is not entitled to any severance pay regardless of his tenure with the Surviving Corporation or the Company. “Cause” is defined as: (i) Executive breaching the provisions of the restrictive covenants in Sections 5 through 10 of his Employment Agreement in any respect or materially breaching any other provision of his Employment Agreement; (ii) Executive engaging in gross misconduct; (iii) Executive consistently failing to meet the financial and operating goals of the Executive’s area of responsibility; (iv) Executive failing to substantially perform his duties as an officer or employee of the Surviving Corporation; (v) Executive committing fraud, misappropriation or embezzlement in connection with the Surviving Corporation’s business, or causing substantive harm to the reputation of the company through his actions; (vi) Executive being convicted of or pleading nolo contender to an act or failure to act constituting a felony or gross misdemeanor under federal or state law that is injurious to company or its reputation, or that impairs the Executive’s ability to substantially perform his duties; or (vii) Death of Executive, or disability of Executive for an aggregate of 180 days during a 12-month period.

(16) Pay Upon Termination. If an Executive is terminated by the Surviving Corporation without Cause, and provided the Executive executes a general release of claims against the Surviving Corporation and is otherwise in compliance with the terms of his Employment Agreement, the Surviving Corporation will pay Executive the following compensation:

(i) If the Executive has been in his position with the Surviving Corporation for up to three years or less from the effective date of his Employment Agreement, the Surviving Corporation will pay the Executive an amount equivalent to six months of the Executive’s Base Salary immediately prior to termination;

(ii) If Executive has been in his position with the Surviving Corporation for more than three years from the effective date of his Employment Agreement, the Surviving Corporation will pay the Executive an amount equivalent to twelve (12) months of Executive’s Base Salary immediately prior to termination;

(iii) If Executive elects COBRA continuation upon termination, the Surviving Corporation will pay Executive for the employer’s portion of the premium cost during the time Executive remains eligible under COBRA and is receiving Base Salary under the preceding bullet points;

(iv) Any bonuses earned during Executive’s employment but unpaid at the Executive’s termination date will be paid pro-rata consistent with the Surviving Corporation’s normal business practice.

The above description of the employment agreements is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits (e)(3)(A), (e)(3)(B), (e)(3)(C) and (e)(3)(D) hereto and are incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger and that is payable or may become payable to each of the Company’s named executive officers, who are Messrs. Austin, Margolies and Degen. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table.

The table below assumes that the Effective Time will occur on December 28, 2017, that the named executive officer experiences a qualifying termination immediately following the Effective Time and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the Per Share Amount of $11.03. These amounts do not reflect the contribution of shares having a value of $200,000 each by Mr. Austin and Mr. Margolies to Parent as described below under “Rollover Equity for Executive Officers.”

Name of Executive Officer or Director	Cash ($)	Equity ($)(1)	Pension/NQDC ($)	Perqusitions/ Benefits ($)	Other ($)	Total ($)
Todd M. Austin	300,000	218,298	—	—	24,178	542,476
Matthew S. Margolies	285,000	218,298	—	—	100	503,398
Larry R. Degen	—	74,289	—	—	—	74,289

(1) The amounts listed in this column include the aggregate value of unvested Company stock options and Company restricted stock that will accelerate and become vested and exercisable, as applicable, and be cashed out in connection with the Transactions. With respect to Company stock options, the amounts are calculated based on the number of shares subject to the Company stock option multiplied by the Common Stock Offer Price of  $11.03, less the aggregate exercise price for each such Company stock option and with respect to Company restricted stock, by the Per Share Amount. See “Equity Award Table,” above.

MGC Diagnostics Corporation Employee Stock Purchase Plan

In addition, Messrs. Austin, Margolies and Degen participate in the Company’s Employee Stock Purchase Plan, which is a payroll deduction plan. The table below show for each officer for the ESPP phase that began July 1, 2017, (i) the number of shares being purchased, (ii) the cost of those shares, and (iii) the aggregate payment for those shares that would be made at closing of the Merger.

Officer	Shares	Cost	Aggregate Proceeds
Todd S. Austin	394	$2,746	$4,346
Matthew S. Margolies	181	$1,262	$1,996
Larry R. Degen	78	$544	$860

Rollover Equity for Current Executive Officers

Prior to the closing of the Merger, each of Mr. Austin and Mr. Margolies is also expected to contribute to Parent shares having a value equal to approximately $200,000 based on the Per Share Amount (or approximately 18,133 Shares) in exchange for equity interests of Parent (or an affiliated Altus Capital entity) having an equivalent economic value (after giving effect to the closing of the Offer and the Merger). The parties will cooperate to implement such contribution and exchange (or “rollover equity”) between the execution of the Merger Agreement and the closing of the Offer, giving effect to each party’s tax considerations and the negotiation, execution and implementation of customary definitive documentation for such a minority investment by rollover equity holders.

Option Acceleration of Current Executive Officers and Directors

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each stock option to purchase Shares, including options that were granted under any Company equity plan (the “Options”) that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, will vest automatically immediately prior to the Effective Time and will be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such Option and (B) the excess, if any, of the Per Share Amount over the applicable exercise price per Share of such Option, subject to any applicable withholding or taxes (the “Option Consideration”), with each former holder of any such canceled Option becoming entitled to receive payment of the Option Consideration, if any, made to the holder of such Option through the payroll system of the Company (for employees, but not directors) as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the 15th business day after the closing date). If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof.

Director and Officer Indemnification and Insurance

The MBCA permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions providing for indemnification of directors and officers. The Company has included in its Articles of Incorporation a provision eliminating the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to listed exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors to the full extent allowed or permitted under Minnesota law.

Following the Effective Time, Parent has agreed to, and has agreed to cause the Surviving Corporation to, indemnify, advance expenses to and hold harmless all past and present directors and officers of the Company (the “Indemnified Parties”) to the fullest extent permitted by the MBCA or any other applicable law, or provided by the Company’s organizational documents in effect on the signing date of the Merger Agreement, for a period of six years after the Effective Time. Parent has also agreed to cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering the Indemnified Parties for a period of six years after the Effective Time in an amount and on terms no less favorable than those currently applicable to them, provided that the Surviving Corporation is not obligated to pay annual premiums in excess of 250% of the last aggregate premium paid by the Company.

Section 16 Matters

The Board has taken steps to cause any dispositions of Common Stock or options to acquire Common Stock resulting from the tender or the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender Support Agreement

The summary of the Tender Support Agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Tender Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement

On May 25, 2017, Altus Capital Partners, Inc. entered into a two-year Confidentiality and Nondisclosure Agreement (the “Confidentiality Agreement”) with Craig-Hallum Capital Group LLC (acting on behalf of the Company) in order to receive access to confidential and proprietary information relating to the Company and its businesses. Subject to limited exceptions, the Confidentiality Agreement requires Altus to maintain the confidentiality of information shared with it by the Company and to not use that information for any purpose other than in in connection with its evaluation of a potential transaction with the Company. In addition, the Confidentiality Agreement restricts Altus, its representatives and their respective affiliates from engaging in unsolicited activities relating to a potential acquisition, such as acquiring Shares, soliciting proxies, initiating shareholder proposals and influencing the Company’s management, without the Company’s prior written consent.

Item 4.	The Solicitation or Recommendation.

MGCD Board Recommendation

At a meeting held on November 25, 2017, the MGCD Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer, Top-Up Option and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s shareholders; (2) approved the Offer and the issuance of the Top-Up Shares and approved and adopted the Merger Agreement, and the terms and conditions thereof, and the transactions contemplated thereby; and (3) recommended that the Company’s shareholders accept the Offer, tender their Common Stock in the Offer, and, if the Merger Agreement is submitted to the shareholders, approve and adopt the Merger Agreement and the Merger.

A letter to the shareholders from the Chairman of the Board communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(c) and is incorporated herein by reference.

Background of the Transaction

The following chronology summarizes certain key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among our board, members of our management, or our representatives and other parties.

On January 13, 2017, MGCD received an unsolicited, non-binding letter of intent from Party “A” that proposed a transaction among four different parties, including the Company, at an offer price of between $8.00 and $10.00 per share of MGCD’s common stock. The MGCD board, which had received a previous letter of intent in November 2016 from Party A, concluded that the offer from Party A was not compelling and communicated that response to Party A.

On January 23, 2017, MGCD engaged Craig-Hallum Capital Group LLC (“Craig-Hallum) to assist the Special Committee of the Board of Directors (the “Special Committee”) to assess the Company’s strategic alternatives. The engagement also included additional services to be performed by Craig-Hallum if requested by the Special Committee including (i) acting as financial advisor in a sale or merger process and (ii) delivering a fairness opinion.

On January 25, 2017, the Company announced its results for the fiscal year ended October 31, 2016, and announced that the MGCD Board had declared a special dividend of $.70 per share payable on February 24, 2017 to shareholders of record as of February 10, 2017. The Company also announced the formation of the Special Committee and engagement of Craig-Hallum.

At an MGCD board meeting on March 3, 2017, Craig-Hallum presented the results of a strategic alternatives analysis. Alternatives considered in Craig-Hallum’s analysis included MGCD continuing to pursue its current business plan, acquiring other businesses or technologies, and executing a strategic merger or acquisition with another company or financial buyer. Craig-Hallum’s presentation also included a preliminary list of strategic and financial market participants that could potentially be interested in a strategic transaction with the Company and that could be contacted as part of a sale or merger process. The Board considered the relative benefits and risks of the Company’s strategic alternatives, including continuing to execute on the Company’s business plan as a stand-alone company. After detailed discussion, the Board of Directors authorized and directed Craig-Hallum to work with the Company’s management to develop a confidential information memorandum and to contact a select group of potential buyers to determine whether or not the price at which the Company could be sold would be appropriate for the Company shareholders.

During April and May 2017, MGCD management and Craig-Hallum prepared materials relating to the sale process. During May and June 2017, as instructed by the Board, representatives of Craig-Hallum representatives contacted 130 potential buyers, 25 of which were strategic parties and 105 of which were potential financial buyers, to determine whether they would be interested in pursuing a strategic transaction with the Company. Of the potential buyers contacted, 64 parties entered into a confidentiality agreement (“NDA”) and received certain confidential information from the Company, which included an overview of the business, its employees, key products and financial performance. Craig-Hallum provided Altus with a Confidential Information Memorandum on May 25, 2017.

On May 24, 2017, MGCD held a regular Board meeting. Craig-Hallum provided an update regarding their outreach with market participants, undertaken at the instruction of the Board, including their respective responses and additional outreach that was underway.

On June 7, 2017, Craig-Hallum provided Altus and all other potential buyers reviewing the opportunity with supplementary data to the previously-provided Confidential Information Memorandum. The supplement included an analysis of the Company’s revenue by geography and product, a capitalization table, updated LTM pro forma EBITDA, backlog and capital expenditures.

In mid-June 2017, Craig-Hallum also distributed a process instruction letter to each of the parties that executed an NDA and asked that by June 27, 2017 they provide to Craig-Hallum an indication of whether they were willing to proceed with a transaction and the price and key terms at which they would be willing to proceed. This letter also requested that interested parties provide the following information in relation to a potential transaction: (i) context surrounding nature of interest, (ii) summary of key assumptions for valuation, (iii) form of consideration, (iv) financing plan, (v) a timeline indicating key dates and milestones toward closing, (vi) a summary of any necessary approvals, (vii) detailed information about financing requirements and proposed sources of third party financing, and (viii) any other points relevant to the potential buyers’ interest that the Company’s Board should be aware of in considering a bid.

On June 23, 2017, Altus and Craig-Hallum had an initial conference call during which they discussed the opportunity presented in the teaser and Confidential Information Memorandum involving the Company.

On June 26, 2017, Party A indicated that it was still interested in the transaction that it proposed previously but that it would not submit an updated indication of interest as requested by Craig-Hallum.

On June 27 and 28, 2017, nine of the potential buyers submitted written indications of interest to acquire the Company.

On June 30, 2017, the Special Committee met telephonically to consider the indications of interest that had been received. For comparative purposes, Craig-Hallum converted each indication provided on an enterprise value basis to a per share price assuming 4.6 million fully diluted outstanding shares and $6.3 million of net cash after transaction expenses and debt. Craig-Hallum advised the Special Committee that the nine parties had responded as follows:

●	Altus submitted a written indication of interest to acquire the Company for an enterprise value of between $41.5 and $47.6 million, or $10.48 to $11.82 per share;

●	Party B submitted a written indication of interest to acquire the Company for $9.79 per share;

●	Party C submitted a written indication of interest to acquire the Company for an enterprise value of between $34.0 and $39.0 million, or $8.84 to $9.94 per share;

●	Party D submitted a written indication of interest to acquire the Company for an enterprise value of between $37.0 and $42.0 million, or $9.50 to $10.59 per share;

●	Party E submitted a written indication of interest to acquire the Company for an enterprise value of between $45.0 and $51.0 million, or $11.25 to $12.57 per share;

●	Party F submitted a written indication of interest to acquire the Company for an enterprise value of between $37.5 and $41.5 million, or $9.61 to $10.48 per share;

●	Party G submitted a written indication of interest to acquire the Company for an enterprise value of between $42.0 and $50.0 million, or 10.59 to $12.35 per share;

●	Party H submitted a written indication of interest to acquire the Company for an enterprise value of between $36.4 and $39.2 million, or $9.37 to $9.98 per share; and

●	Party I submitted a written indication of interest to acquire the Company for a price per share of between $8.25 and $10.31.

Each of Parties B through I was a financial party rather than a strategic party.

After discussion, the Special Committee instructed Craig-Hallum to proceed in the process with Altus and Parties B, E, G and I, including allowing them to attend a management presentation. In addition, Craig-Hallum was authorized to communicate to Parties C, D, F and H that the low end of their range was uncompetitive and that if they wanted to remain competitive in the process or meet with management, they must be willing to improve their valuation to a level at or above the high-end of their range.

During the weeks of July 3 and July 10, 2017, Craig-Hallum contacted Altus and Parties B, E, G and I in accordance with the direction and authorization of the Board and invited each party to meet with management in Saint Paul, Minnesota and informed Parties C, D, F and H of their uncompetitive valuation range. As part of the aforementioned discussions, Craig-Hallum also informed each of the parties that the Company was revising its full year projected adjusted EBITDA down from $4.9 million to $4.5 million, or on an adjusted pro forma EBITDA basis down from $6.1 million to $5.45 million, which accounts for adding back public company costs of $1.3 million and $931,000, respectively (estimated by Company management). Resulting from these discussions, Party D and Party I withdrew from the process.

During the weeks of July 17, July 24 and July 31, 2017, MGCD management, primarily Mr. Austin and Mr. Margolies, gave presentations onsite at the Company’s office in Saint Paul, Minnesota to Altus and parties B, C, E, F, G and H. Management met with Altus on July 26, 2017. Each of the parties that met with management were permitted to undertake a due diligence review of the Company and were given access to an electronic data room.

On August 10, 2017, Craig-Hallum contacted Altus and Parties B, C, E, F, G and H and provided them with a final offer instruction outlining the process for submitting a formal written proposal in the form of a letter of intent (“LOI”) to acquire the Company. The letter instructed each party to submit its proposal by 5:00 p.m. central time on September 12, 2017, and, among other items, to include a mark-up of the merger agreement with the proposal. This letter also requested that interested parties provide the following information in relation to a potential transaction: (i) per share purchase price, (ii) summary of key assumptions, (iii) a mark-up of a form of Agreement and Plan of Merger to be made available by the Company’s outside counsel, (iv) a summary of any remaining/outstanding due diligence, (v) a detailed timeline indicating key dates and milestones toward closing, (vi) a summary of any necessary approvals, (vii) detailed information about financing requirements and proposed sources of third party financing, (viii) detailed expectations for management post-closing, including any requirement employment agreements, compensation packages and incentive/option plans and (ix) a summary of any conflicts that the Company’s Board should be aware of in considering a bid.

On August 10, 2017, Altus and parties B, C, E, F, G and H were granted access to a confidential due diligence data room containing materials relating to the Company and its subsidiaries that was maintained by Craig-Hallum on behalf of the Company.

Following meeting with management and being provided access to the electronic data room, and prior to the deadline for submitting an LOI, Party E and Party G withdrew from the process.

On August 28, 2017, MGCD’s counsel delivered a first draft of a merger agreement, omitting material terms including purchase price, to each of the remaining potential buyers via the electronic data room.

On August 30, 2017, MGCD held a regular Board meeting. At the meeting, Craig-Hallum representatives provided an update on the sale or merger process, including that 25 strategic and 105 financial parties had been contacted. Of the potential buyers contacted, 64 parties entered into a confidentiality agreement and received certain confidential information from the Company, ten had submitted a non-binding indication of interest and seven had attended a presentation with MGCD management.

On August 31, 2017, Craig-Hallum made the contents of an electronic data room available to Miller Johnson, Altus’ outside counsel. In addition, Miller Johnson had a telephone call with the Company’s outside counsel at Lindquist & Vennum LLP (“Lindquist”) to discuss several transaction structuring issues and related questions.

On September 5, 2017, Altus, Craig-Hallum and Company management had a follow-up meeting to discuss market trends, competitive dynamics and potential growth opportunities for the Company.

Following the meeting with management and being provided access to the electronic data room, MGCD management and Craig-Hallum conducted other diligence meetings and provided diligence information to other parties. During this same time and prior to the deadline for submitting an LOI, Party E withdrew from the process.

On September 12, 2017, Craig-Hallum received a verbal indication of interest from Party H. Party H remained interested in pursuing the Company but only at a valuation per share of approximately $8.00, which approximated MGCD’s market price at the time. Craig-Hallum informed Party H that its verbal indication was not competitive. As a result, Party H chose to withdraw from the process.

On September 13, 2017, Craig-Hallum received a non-binding written LOI from Altus expressing an interest in acquiring the Company for cash at a cash-free, debt-free enterprise value of $40 million, or $10.15 per share based on 4.6 million fully diluted outstanding shares and $6.3 million of net cash after transaction expenses and debt. Altus’ offer was subject to the satisfaction of certain conditions, based on certain assumptions (including with respect to capitalization, cash, debt, net working capital and debt-like items), and subject to further due diligence. Altus’ LOI was contingent upon the commitment of additional debt financing from lenders that Altus was in discussions with. The LOI included a request for a binding obligation to negotiate exclusively with Altus and its affiliates for a period of time.

This non-binding proposal also outlined Altus’s expectation that certain of the Company’s senior management (including Todd Austin and Matthew Margolies, and potentially others) would enter into new post-closing employment agreements and make a collective equity investment of at least $400,000 in the equity of the Surviving Corporation on a pari passu basis with Altus. Altus also communicated its expectation that it would establish a post-closing equity incentive plan under which the Company’s management team would be eligible to receive options representing up to 10% of the Company’s common equity, subject to agreement to non-competition, non-solicitation and non-disparagement covenants. Altus also briefly described its anticipated financing structure, consisting of roughly equal parts equity and debt.

With respect to the proposed Merger Agreement, Altus provided Craig-Hallum with a summary memorandum prepared by Miller Johnson, which described the material issues identified during the course of its review of the Merger Agreement and discussions with Altus. Based on the material issues identified by Miller Johnson, Altus proposed several key transaction terms: (i) that Altus not be required to close if more than 5% of the Company’s Shares notify the Company that they intend to dissent or seek an appraisal remedy; (ii) the valuation proposed by Altus assumed that Altus would obtain a representation and warranty insurance policy (at its cost) with minimal carve-outs/exclusions; (iii) a Company termination fee equal to 3.5% of the Company’s enterprise value (plus the reimbursement of out-of-pocket expenses incurred by Altus) if the Merger Agreement were terminated as a result of the Company Board exercising a “fiduciary out” provision; and (iv) a reverse termination fee payable by Altus also equal to 3.5% of the Company’s enterprise value should Altus fail to close the proposed transaction due to a failure of its debt financing. Finally, Altus proposed an initial 30-day exclusivity period (with a potential 15-day extension) as an inducement for Altus to expend resources on the potential transaction in the form of detailed due diligence, a mark-up of the Merger Agreement and negotiation toward a definitive transaction document.

On September 14, 2017, Craig-Hallum received a non-binding written letter of intent from Party C expressing an interest in acquiring the Company for cash at an equity value of $33.6 million, plus the Company’s unrestricted cash exceeding $5 million would be distributed to the shareholders for an implied equity value of $34.9 million or $7.66 per share based on 4.6 million fully diluted outstanding shares, subject to the satisfaction of certain conditions, based on certain assumptions (including with respect to capitalization, cash, debt and debt-like items), and subject to further due diligence. There was no financing contingency associated with Party C’s LOI. Party C did not provide detailed comments or a summary with regard to the Merger Agreement.

On September 14, 2017, the Special Committee met via teleconference to discuss the LOIs.

On September 15, 2017, Craig-Hallum received a verbal indication of interest from Party F. Party F remained interested in pursuing the Company but only at a valuation per share of approximately $8.50, which was only slightly above MGCD’s market price at the time. Craig-Hallum informed Party F that its verbal indication was not competitive. As a result, Party F chose to withdraw from the process.

On September 18, 2017, the Special Committee met via teleconference to discuss the LOIs. On September 18, 2017, at the direction of the Special Committee, Craig-Hallum provided feedback to Altus that the Company was evaluating multiple offers and that Craig-Hallum was authorized to go back to a subset of the groups to seek their best proposal and demonstrate their enthusiasm for the transaction, which the Board would consider with the objective to select a single group to move forward with. The feedback provided to Altus on their LOI highlighted areas that were unacceptable or that could be modified to improve the attractiveness of their offer. This feedback included modifying language related to employment agreements and the Company’s conduct of business, increasing the buyer termination fee, reducing the Company’s termination fee and increasing the percent threshold for dissenting shares. In addition, Altus was asked to confirm that their insurance representation and warranty insurance policy was a cost they would incur, that there would be no escrow, that they would remove the concept of a net working capital target and true-up and that they should consider incremental purchase price in order to gain exclusivity in the process.

During this time, Craig-Hallum discussed with Party C that their valuation was not competitive and that absent the ability to move up significantly in valuation, the process was likely to go the direction of another group. Based on these discussions, Party C stated they were comfortable at their valuation and that they were not in a position to propose a significant increase or change to their valuation amount or structure. In addition, Party G communicated they would not be submitting a proposal.

On September 19, 2017, Craig-Hallum received an updated LOI from Altus. In its updated letter, Altus increased its proposed valuation of the Company to an enterprise value of $44 million (assuming that each party would pay its own transaction expenses), or $11.03 per share based on 4.6 million fully diluted outstanding shares and $6.3 million of net cash after transaction expenses and debt. Altus updated its financing plans to reflect that it would provide an additional $4.0 million in equity financing to match the $4.0 million increase in valuation, with no increase in the anticipated amount of debt financing for the transaction. Altus agreed that the valuation would not be subject to the concept of a working capital adjustment. With respect to the Company’s termination fee in the event of a “fiduciary out,” Altus agreed to reduce the fee from 3.5% to 3.0% of the Company’s enterprise value. At the same time, Altus agreed to increase the reverse termination fee it would be required to pay in the event of a debt financing failure from 3.5% to 5.0%. Altus did not materially modify its expectations for post-closing employment, “rollover equity” or incentive compensation. However, Altus agreed to increase the threshold for the dissenting shares closing condition from 5% to 10%, as requested by the Company, so long as the Company agreed to reimburse Altus for expenses in the event the Transaction did not close due to the Company failing to receive shareholder approval.

On September 21, 2017, Craig-Hallum discussed with Altus that their proposal included uncapped expense reimbursement, which was unacceptable to the Board. Later on September 21, Altus submitted an updated LOI that inserted a concept of capping expenses at $1,000,000 if the dissenting shares/appraisal rights closing condition was unmet, but leaving expenses uncapped if the Company’s shareholders do not approve the Transaction.

On September 22, 2017, the Board of Directors, including the Special Committee, reviewed in detail the principal financial and other terms of the Altus LOI agreement, the reasonableness of the fiduciary-out fee, the amount of the reverse breakup fee and other matters. The Board of Directors authorized the Special Committee to proceed and accept the terms of the Altus LOI if the expense reimbursement for failure for MGCD to obtain shareholder approval is also capped at $1,000,000.

Later on September 22, 2017, Craig-Hallum discussed with Altus the need for all expense reimbursement to be capped at $1.0 million and subsequently received an updated LOI from Altus reflecting the concept of capped expenses applying to both dissenting shares/appraisal rights and shareholder approval closing conditions. Craig-Hallum shared the updated LOI with the Special Committee, and the Company executed the LOI and entered into exclusivity with Altus.

Over the course of the week of September 25, 2017, Altus provided to Craig-Hallum preliminary diligence request lists with respect to accounting, legal, tax, benefits, insurance and general business diligence topics, among other items.

Over the next few weeks, the Company provided responses and documents to Craig-Hallum, which were made available to Altus and its advisors through the electronic data room.

On October 5, 2017, Greg Greenberg, co-founder and Senior Partner at Altus, attended the American Association for Respiratory Care Conference held in Indianapolis, Indiana, at which he was able to visit the Company’s booth and participate in public question and answer sessions with Company’s current and prospective customers.

On October 11, 2017, Company management, Craig-Hallum and Altus held meetings with potential lenders for the transaction, during which they discussed the Company’s business, assets and financial performance.

On October 12, 2017, Miller Johnson provided Lindquist with a revised draft of the Merger Agreement, reflecting the material transaction terms agreed to by the parties in Altus’s September 21 indication of interest as well as less material comments and revisions incorporated by Miller Johnson based on the due diligence completed by Altus’s advisors to-date as well as the input of regulatory and European co-counsel.

On October 13, 2017, Craig-Hallum, members of MGCD management, the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On October 17 and 18, 2017 Altus’ accounting advisor completed on-site accounting diligence with the Company as well as a review of the Company’s audit workpapers.

On October 18, 2017, Miller Johnson and Lindquist held a conference call to discuss the most material open substantive and transaction structuring issues identified by Lindquist during their review of the revised draft of Merger Agreement provided by Miller Johnson. The attorneys discussed the relative advantages and disadvantages of using the “two-step” tender offer-merger approach originally proposed by the Company versus a “one-step” merger that would dispense with the initial tender offer. During this call, Miller Johnson indicated its client’s preference to proceed on the basis of a “two-step” tender offer-merger structure, in part due to the absence of any required antitrust approvals, non-U.S. competition law filings or waiting periods and the absence of any works council consultation requirements in Europe.

Over the following twelve days, Altus and its financial, tax and legal advisors continued to conduct detailed due diligence and prepare summary due diligence memoranda in anticipation of sharing their due diligence findings with a representation and warranty insurance carrier for the transaction. During this time, Miller Johnson submitted periodic follow-up legal due diligence requests to Lindquist, who coordinated responses from the Company.

On October 20, 2017, Craig-Hallum, members of MGCD management, the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On October 25, 2017, Mr. Greenberg and Heidi Goldstein, both Partners at Altus, visited the Company’s Medisoft SA subsidiary’s facility in Sorinnes, Belgium. Todd Austin attended on behalf of the Company, accompanied by Jared Rance of Craig-Hallum. While in Belgium, a meeting was held with Dr. Jean Benoit Martinot, a former minority shareholder of Medisoft SA and currently a member of the Company’s Scientific Advisory Board. In addition, a meeting was held with Fred Gavage, Managing Director of Medisoft SA, at the Company’s Belgium facility. The meeting included a tour of the facility, a discussion and lunch with Mr. Gavage, various introductions to employees and a dinner that evening with Mr. Greenberg, Ms. Goldstein, Mr. Austin, Mr. Rance and Mr. Gavage.

On October 26, 2017, Mr. Greenberg, Ms. Goldstein, Mr. Austin and Mr. Rance met with Dr. Brendan Cooper, head of Pulmonology at Queen Elizabeth Hospital (“QE”). The meeting included a tour of the QE facility and a discussion with Dr. Cooper regarding his views on the rationale for the switch to the Company’s devices and also expressed satisfaction with the Company’s transition capabilities as well as its ongoing levels of customer service.

Given the progress made by the parties in negotiating the Merger Agreement and advancing toward the completion of due diligence, on November 3, 2017, Altus proposed to extend its exclusivity period with the Company through November 20, 2017. The Company countered with an exclusivity extension only through November 17, 2017, to which Altus agreed.

On October 27, 2017, Craig-Hallum, members of MGCD management, the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On October 30, 2017, Lindquist sent Miller Johnson an updated draft of the Merger Agreement. As many of the most material points had already been addressed in the initial indication of interest or resolved through prior discussion and negotiation by the Company, Altus and their respective outside counsel, the revisions to the Merger Agreement focused in large part on the mechanics of the proposed tender offer and second step merger as well as the precise wording of various representations, warranties and covenants and various qualifications thereto. Shortly thereafter, on October 31, 2017, Lindquist provided Miller Johnson with an initial draft of the Company’s Disclosure Letter to the Merger Agreement.

On November 3, 2017, Craig-Hallum, members of MGCD management, the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

During the period between November 4, 2017 and November 9, 2017, Altus and its advisors continued their due diligence work. The due diligence process was facilitated by Lindquist circulating an updated draft of the Company’s Disclosure Letter. In addition, on November 7, 2017, Miller Johnson provided Lindquist with proposed drafts of the Limited Guarantee and Equity Commitment Letter to be provided by Altus Capital Partners II, LLC. Then, on November 9, 2017, Miller Johnson also submitted an updated draft of the Merger Agreement to Lindquist, in which many of the proposed changes to the Company’s representations and warranties were accommodated.

On November 10, 2017, Mr. Greenberg and Ms. Goldstein of Altus made a customer visit to the Mayo Clinic, accompanied by Mr. Austin from the Company and Steve Rickman from Craig-Hallum. During this visit, Mr. Greenberg and Ms. Goldstein were able to meet with Dr. Tom Allison of the Mayo Clinic’s Department of Cardiovascular Medicine. Dr. Allison was highly complementary of the Company and its continued effort to improve on its product offerings. Dr. Allison also explained and provided additional context regarding his implementation of Company devices into his practice. In particular, he emphasized that these products provide unique data to doctors in order to identify follow-up diagnostics and other procedures more accurately. Mr. Greenberg and Ms. Goldstein also met with Dr. Bruce Johnson of Mayo Clinic’s Department of Cardiovascular Medicine and Carl Mottram, Director of Mayo Clinic Pulmonary Function Laboratory, who provided additional context for their comparison between the Company’s products and services relative to competitors.

On November 10, 2017, Altus completed customer diligence calls with Nick Chapman, the owner of Medical Graphics UK and Murray Beaton, the owner of Novus Medical.

On November 10, 2017, Craig-Hallum, MGCD management (consisting of Mr. Austin, Margolies and Mr. Degen), the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On November 14, 2017, Lindquist provided Miller Johnson with an updated draft of the Merger Agreement, with minimal revisions, but still including several footnoted and bracketed items for discussion. Also on November 14, 2017, Altus provided Todd Austin and Matthew Margolies with initial drafts of their respective post-closing employment agreements for discussion and review, while Miller Johnson provided Lindquist with a form of Tender Support Agreement proposed to be executed by each of the Company’s directors and executive officers.

On November 14, 2017, Craig-Hallum provided to Altus a calculation of the consideration per share of MGCD common stock of $11.03 per share, based on an enterprise value of $44 million, $6.3 million of net cash after deductions for transaction expenses and debt, and 4.6 million fully diluted outstanding shares. Altus accepted the per share purchase price.

On November 15, 2017, Mr. Greenberg and Ms. Goldstein, along with Mr. Austin and Mr. Rance visited the National Jewish Hospital in Denver, Colorado. The meeting included a tour of the facility and a discussions with George Zeman, Director of the PFT Lab, David Gurka, BioMedical Engineering

On November 16, 2017, Mr. Greenberg, Ms. Goldstein and Mr. Tesoriero held separate conference calls with two physicians who utilize the Company’s product offerings in their practices.

On November 17, 2017, Craig-Hallum, MGCD management (consisting of Mr. Austin, Mr. Margolies and Mr. Degen), the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On November 17, 2017, Miller Johnson and Lindquist exchanged comments and finalized the proposed form of Limited Guarantee to be provided by Altus CP II.

From November 20 through November 22, 2017, the parties finalized drafts of the Tender Support Agreements, Employment Agreements, Limited Guarantee, Equity Commitment Letter and Debt Commitment Letters. In addition, the parties made a series of minor changes to the Merger Agreement based on the final revisions to the other transaction documents referred to above. The Company also continued to update its Disclosure Schedules and produce due diligence materials to Altus and its advisors based on their follow-up due diligence requests and questions from the Altus’s representation and warranty insurer.

On Wednesday, November 22, 2017, the day prior to Thanksgiving, the parties agreed to a final extension of the exclusivity period through Monday, November 27, 2017 in order to allow sufficient time for each of the parties to finalize their Board reviews, negotiations and approvals as well as other pre-signing work streams.

On November 24, 2017, Craig-Hallum, MGCD management (consisting of Mr. Austin, Mr. Margolies and Mr. Degen), the Special Committee and Lindquist met telephonically to discuss the status of Altus’ diligence and the status towards completion of the merger agreement and related documentation.

On the morning of November 25, 2017, the Company’s Board of Directors convened a special Board meeting to consider and discuss the final forms of the Merger Agreement and other transaction documents and to receive and ask questions of Craig-Hallum in relation to its fairness opinion regarding the $11.03 per Share price that had been finalized on November 24, 2017 based on the Company’s end of day capitalization on November 24, 2017. Following these discussions, a Special Committee comprised of directors Sheffert and Struik, formed in accordance with the Minnesota Business Combination Act, approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the 90% Top-Up Option and Merger for purposes of (a) rendering inapplicable Section 302A.671 of the MBCA by virtue of excluding those transactions from the term “control share acquisition” and (b) satisfying the committee approval condition of the Minnesota Business Combination Act.

The full MGCD Board then unanimously (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable and fair to and in the best interests of the Company and its shareholders, (b) approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, (c) authorized and approved the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) on the terms contemplated by Section 1.04 of the Merger Agreement, (d) resolved to recommend acceptance of the Offer (i.e. to recommend that the shareholders of the

Company tender their Shares to Purchaser pursuant to the Offer), and, if required, approval and adoption of the Merger by the Company’s shareholders and (e) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations of any jurisdiction that purports to be applicable to the Company, Parent, Purchaser, the Surviving Corporation, the Merger Agreement or the transactions contemplated thereby would not be applicable to the Company, Parent, Purchaser, the Surviving Corporation, the Merger Agreement or the transactions contemplated thereby. Upon completion of this process, the parties exchanged and released signature pages to the Merger Agreement and other transaction documents, upon which they became binding on the parties.

On the morning of November 27, 2017, prior to the opening of trading of the Shares on the NASDAQ Capital Market, the Company issued a press release announcing the execution of the Merger Agreement.

On November 29, 2017, Parent and Purchaser commenced the Offer and filed a Schedule TO with the SEC.

Reasons for Recommendation

Throughout the course of its meetings and discussions, the Board considered a number of factors, including but not limited to the following factors, each of which, in the view of the Board, supported approval of the proposed agreement and plan of merger and the transactions contemplated by the agreement:

●	the financial condition and prospects of the Company, including the risks associated with carrying out the Company’s plans;

●	the fact that the Company would need to invest significant additional amounts to accelerate new product development or to acquire new products;

●	the fact that the Altus offer reflected a cash tender offer followed by a merger for all of the outstanding shares and options, funded by an equity commitment from Altus of $22.2 million, a senior debt commitment from Abacus of $18.0 million, and a mezzanine debt commitment from Greyrock of $9.8 million, which would enable Company shareholders to obtain payment at the earliest possible time and would eliminate uncertainly about the value to be paid for the shares;

●	the fact that through the strategic options process, the solicitations of interest conducted by Craig-Hallum had brought forth two parties that were willing to deliver non-binding indications of interest;

●	the fact that Per Share Amount price would represent a 44% premium to the closing price of $7.65 on January 24, 2017, the date that the Company announced it was exploring strategic alternatives, and premiums of 25% and 37% to the MGCD respective closing prices on the dates one day and three months prior to the date of the Board meeting;

●	the opinion of Craig-Hallum as to the fairness, from a financial point of view, of the price offered by Altus to the holders of the Company’s Common Stock;

●	the fact that the material terms of the proposed merger agreement, taken as a whole, were as favorable as, or more favorable, than those found in comparable acquisition transactions;

●	the risks of the Company remaining a small company in the face of competition from larger rivals that could engage in discounting to retain market share;

●	the costs and risks of remaining a public company;

●	the costs and risks of operating a Belgian subsidiary;

●	the lack of analyst coverage;

●	the fact that there was uncertainty whether new federal tax legislation might affect transactions of this nature;

●	the fact that Altus was a private equity firm that made control investments in middle market manufacturing businesses and the fact that Altus conditioned its offer on the continued employment of the Company’s two principal executive officers, made it more likely that Altus would retain the Company’s manufacturing facilities and employees;

●	the Company’s limited ability to grow through access to capital markets because the limited liquidity in the Company’s stock made it more difficult for many institutional investors to consider an investment in the Company; and

●	the risk that Altus might walk away from the transaction if the Company sought to delay the closing of the transaction to 2018 to potentially postpone tax obligations of those shareholders who would recognize taxable gains as a result of the Transaction.

The Board also considered potential drawbacks or risks relating to the Offer and Merger, including but not limited to:

●	the restrictions placed on the Company’s ability to actively solicit competing bids, and the insistence by Altus as a condition to its offer that the Company would be obligated to pay a termination fee of $1.32 million under certain circumstances, and the potential deterrence of other potential acquirers by this fee;

●	the risk that the transaction may not close;

●	the risk of a financing failure;

●	the conditions to Altus’s obligation to accept the tendered shares in the Offer and to consummate the Merger, and the risk that the Company may not be able to satisfy all of the conditions;

●	the fact that the cash transaction would prevent the Company’s shareholders from participating in any value created by the successful execution of the Company’s growth plans;

●	the fact that the gains from the transaction would be taxable to some of the Company’s shareholders; and

●	the fact that the Company’s net operating losses would benefit Altus rather than current Company shareholders.

The Board concluded, however, that these potential draw backs and risks did not outweigh the benefits of the merger to the Company’s shareholders.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. The Board also reviewed the Preliminary Unaudited Fourth Quarter and Fiscal 2017 results, which are set forth below.

In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described in Item 3.

Intent to Tender

All of the Company’s executive officers and directors have entered into Tender Support Agreements and are obligated to tender all Common Stock held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote in favor of the Merger. The Company is not aware of any other affiliates of the Company holding shares of Common Stock beneficially or of record.

Preliminary Unaudited Fourth Quarter Fiscal 2017 Results

The Company’s preliminary, unaudited fiscal 2017 fourth quarter and fiscal year end results are as follows:

●	Fourth quarter fiscal 2017 revenue increased by 3.7% to $11.9 million, compared to $11.5 million in the prior year period.

●	Gross margin increased to 55.4% in the 2017 fourth quarter from 44.7% in the 2016 fourth quarter, due primarily to the absence of inventory obsolescence reserves taken in fiscal 2016 results.

●	Operating income for the fiscal 2017 fourth quarter was $1.7 million, compared to operating (loss) of $(3.4) million in the prior year period.

Preliminary Unaudited Fiscal Year 2017 Results

●	Fiscal 2017 revenue increased by 2.1% to $40.9 million, compared to $40.0 million in the prior year.

●	Gross margin increased to 52.1% in fiscal 2017 from 50.4% in fiscal 2016, resulting primarily from the absence of inventory obsolescence reserves taken in fiscal 2016 results.

●	Operating income for fiscal 2017 was $2.4 million, compared to operating (loss) of $(2.6) million in the prior year.

Opinion of MGCD’s Financial Advisor

Pursuant to an engagement letter dated January 23, 2017, MGCD retained Craig-Hallum as its financial advisor in connection with its review of its strategic alternatives and with the subsequent sale or merger process. Pursuant to that engagement, MGCD’s board requested that Craig-Hallum evaluate the fairness, from a financial point of view, to the holders of MGCD’s outstanding common stock of the merger consideration to be received by such holders pursuant to the merger agreement.

At the November 25, 2017 meeting of MGCD’s board, representatives of Craig-Hallum rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the MGCD board dated November 25, 2017, as to the fairness, as of such date, from a financial point of view, to the holders of MGCD’s outstanding common stock of the consideration to be received by such holders in the Offer and Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Craig-Hallum in connection with the preparation of its opinion.

The full text of the written opinion of Craig-Hallum, dated November 25, 2017, which sets forth the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Craig-Hallum in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference in its entirety. MGCD encourages its shareholders to read the opinion carefully and in its entirety. Craig-Hallum’s opinion was limited to the fairness, as of such date, from a financial point of view, to the holders of MGCD’s outstanding common stock of the consideration to be received by such holders in the Offer and Merger pursuant to the Merger Agreement. Craig-Hallum assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Craig-Hallum’s opinion was addressed to MGCD’s board of directors and does not constitute a recommendation to any stockholder as to whether such holder should tender his or her shares into the Offer or how such shareholder should act with respect to the Offer, the Merger or any other matter. The summary of Craig-Hallum’s opinion set forth in this to this Schedule 14D-9 is qualified by reference to the full text of the opinion, which is attached as Annex II to this Schedule 14D-9.

In arriving at its opinion, Craig-Hallum, among other things, has:

●	reviewed the financial terms of the draft of the Merger Agreement dated November 24, 2017;

●	reviewed certain business, financial and other information and data with respect to MGCD publicly available or made available to Craig-Hallum from internal records of MGCD;

●	reviewed certain business, financial and other information and data with respect to Altus made available to Craig-Hallum;

●	reviewed certain internal financial projections for MGCD on a stand-alone basis prepared for financial planning purposes and furnished to Craig-Hallum by management of MGCD;

●	conducted discussions with members of the senior management of MGCD with respect to the business and prospects of MGCD;

●	reviewed the reported prices and trading activity of common stock of MGCD and similar information for certain other companies deemed by Craig-Hallum to be comparable to MGCD;

●	compared the financial performance of MGCD with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable to MGCD;

●	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions that Craig-Hallum deemed relevant; and

●	performed a discounted cash flows analysis for MGCD on a stand-alone basis.

In addition, Craig-Hallum conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as Craig-Hallum deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Craig-Hallum in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, MGCD’s board of directors at a meeting held on November 25, 2017. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Craig-Hallum or of its presentation to the board of directors on November 25, 2017.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Craig-Hallum. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Craig-Hallum or MGCD’s board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 25, 2017, and is not necessarily indicative of current market conditions.

Financial Analyses

Craig-Hallum performed the following financial analyses in connection with rendering its opinion to MGCD’s board of directors:

●	comparable public companies analysis;

●	comparable mergers and acquisitions (“M&A”) transaction analysis;

●	discounted cash flows analysis; and

●	premiums paid analysis.

Each of these analyses is summarized below.

Comparable Public Companies Analysis

Craig-Hallum reviewed selected historical financial data of MGCD and estimated financial data of MGCD based on projections provided by MGCD’s management and compared them to corresponding financial data, where applicable, for public companies in the healthcare equipment and supplies and healthcare technology industries sector that Craig-Hallum deemed comparable to MGCD based on its professional judgment. Craig-Hallum selected companies in this sector based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. None of the selected companies used in this analysis as a comparison is identical to MGCD, but were selected by Craig-Hallum because they operate in a similar industry as MGCD, have lines of business and financial and operating characteristics similar to MGCD, have market capitalizations under $3.0 billion, had revenue growth rates of less than 10% and EBITDA margins of less than 15%. Craig-Hallum determined, using its professional judgment, that these selected companies were the most appropriate for purposes of this analysis and, while there may have been other companies that operate in similar industries to MGCD or have similar principal lines of business or financial or operating characteristics to MGCD, Craig-Hallum did not specifically identify any other companies for this purpose.

Based on these criteria, Craig-Hallum identified and analyzed the following selected companies:

●	Digirad Corporation

●	Halyard Health, Inc.

●	Kewaunee Scientific Corporation

●	Micron Solutions, Inc.

●	Nihon Kohden Corporation

For the selected public companies analysis, Craig-Hallum compared valuation multiples for MGCD for the most recent 12-month period (“LTM”), which for MGCD is the 12-month period ended October 31, 2017, revenue and LTM Adjusted EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, and including certain one-time charges and stock-based compensation expense) to valuation multiples for the selected public companies derived from their closing prices per share on November 24, 2017 and revenue and Adjusted EBITDA for the most recent actual twelve month results for such selected public companies.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of MGCD were predominantly within the range of valuation multiples of the selected public companies when comparing the ratio of EV to (i) historical revenue for the LTM, and (ii) historical Adjusted EBITDA for the LTM. The implied equity price per share for Enterprise Value to LTM Revenue at the 25th and 75th percentiles is $6.72 and $11.66, respectively, and the implied equity price per share for Enterprise to LTM Adjusted EBITDA is $9.20 and $14.44, respectively.

The results of the selected public companies analysis are summarized below:

Selected Public Companies
EV(1)/LTM(2)
	Revenue	Adjusted EBITDA(3)
Maximum	1.7x	14.1x
75th Percentile	1.1x	12.8x
Median	0.7x	10.3x
25th Percentile	0.6x	7.5x
Minimum	0.5x	5.3x
Offer Price(4)	1.0x	9.0x

(1)	Enterprise value equals equity value plus debt minus cash.

(2)	LTM for selected public company analysis is based on latest publicly reported financial results. For MGCD, LTM is as of October 31, 2017.

(3)	Adjusted EBITDA is defined by MGCD as earnings before interest, taxes, depreciation and amortization, and accounts for certain one-time charges and stock-based compensation expense.

(4)	Offer price of $11.03 per share of MGCD common stock.

Precedent M&A Transaction Analysis

Craig-Hallum reviewed M&A transactions involving target companies in the healthcare equipment and services industries that it deemed comparable to MGCD. Craig-Hallum selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. Craig-Hallum selected these transactions based on the following criteria:

●	Transactions with a target company involved in the healthcare equipment and services industries;

●	Pending or completed transactions announced since January 2014;

●	Transactions with publicly available information regarding terms of the transaction; and

●	Transactions in which the buyer or investors purchased a 50% or greater equity interest in the company.

The following transactions had target companies that were deemed comparable to MGCD:

Date Announced	Acquiror	Target
6/22/2017	Philips Holding USA Inc.	Electrical Geodesics, Inc.
1/10/2017	Welch Allyn, Inc.	Mortara Instrument, Inc.
9/27/2016	Boston Scientific Corporation	EndoChoice Holdings, Inc.
5/3/2016	Shore Capital Partners, LLC	IZI Medical Products, Inc.
5/2/2016	RoundTable Healthcare Management	Symmetry Surgical Inc.
3/31/2016	Gentherm Incorporated	Cincinnati Sub-Zero Products, LLC
12/7/2015	Lincare Holdings Inc.	American HomePatient, Inc.
10/14/2015	Digirad Corporation	DMS Health Technologies
10/1/2015	Konica Minolta Medical Imaging U.S.A., Inc.	20/20 Healthcare LLC
9/2/2015	Valeant Pharmaceuticals International	Synergetics USA, Inc.
8/31/2015	Medicalgorithmics S.A.	Medi-Lynx Cardiac Monitoring, LLC
6/17/2015	Hill-Rom Holdings, Inc.	Welch Allyn, Inc.
6/16/2015	Richardson Healthcare	International Medical Equipment & Service, Inc.
5/1/2015	Oxford Instruments plc	Medical Imaging Resources, Inc.

10/5/2014	Becton, Dickinson and Company	CareFusion Corporation
6/25/2014	Owens & Minor, Inc.	Medical Action Industries Inc.
3/12/2014	EKF Diagnostics Holdings plc	Separation Technology Inc.
2/3/2014	Smith & Nephew, Inc.	ArthroCare Corporation
1/9/2014	HT Intermediate Company, LLC	HealthTronics, Inc.

Craig-Hallum calculated the ratio of implied enterprise value (which equals equity value plus debt minus cash) (“EV”) to: (i) historical revenue for the LTM, and (ii) historical Adjusted EBITDA for the LTM, based on the Adjusted EBITDA for MGCD provided by MGCD’s management and the publicly available Adjusted EBITDA information for target companies in the selected M&A transactions. Craig-Hallum then compared the results of these calculations with similar calculations for MGCD based on the offer price.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of MGCD based on the offer price were within or above the range of valuation multiples of the selected transactions when comparing the ratio of (i) the implied EV to the historical revenue for the LTM, and (ii) the implied EV to the historical Adjusted EBITDA for the LTM. The implied equity price per share for Enterprise Value to LTM Revenue at the 25th and 75th percentiles is $9.84 and $23.71, and the implied equity price per share for Enterprise Value to LTM Adjusted EBITDA is $8.82 and $16.26.

The analysis indicated the following multiples:

Selected M&A Transactions
EV(1)/LTM(2)
	Revenue	Adjusted EBITDA(3)
Maximum	4.2x	22.2x
75th Percentile	2.4x	14.6x
Median	1.2x	13.9x
25th Percentile	0.9x	7.1x
Minimum	0.4x	2.4x
Offer Price(4)	1.0x	9.0x

(1)	Enterprise value equals equity value plus debt minus cash.
(2)	LTM for the selected transactions is based on latest publicly reported financial results. For MGCD, LTM was as of October 31, 2017.
(3)	Adjusted EBITDA is defined by MGCD as earnings before interest, taxes, depreciation and amortization, and accounts for certain one-time charges and stock-based compensation expense. Adjusted EBITDA for the selected target companies is based on publicly available Adjusted EBITDA information for the target companies.
(4)	Based on the offer price of $11.03 per share of MGCD common stock.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Craig-Hallum calculated an estimated range of theoretical values for MGCD using the projected financial information provided by MGCD management, as described below under “MGCD Prospective Financial Information,” based on the net present value of (i) implied free cash flows from

December 31, 2018 through December 31, 2021; (ii) tax savings attributable to certain federal net operating losses; and (iii) a terminal value at December 31, 2021 based upon a multiple of Adjusted EBITDA consistent with transaction analysis multiples. The free cash flows for each year were calculated as follows: operating income less taxes plus depreciation and amortization, less capital expenditures, plus/less change in net working capital. Using the projected financial information, Craig-Hallum calculated the range of net present values based on terminal growth rates ranging from 2.0% to 4.0% and discount rates ranging from 14.0% to 22.0%, based on a weighted average cost of capital analysis, which was adjusted upward to account for small company premiums as provided by Ibbotson. This analysis resulted in an implied equity value per share of MGCD common stock ranging from a low of $6.93 per share to a high of $13.15 per share. Craig-Hallum observed that the offer price of $11.03 was within the range of values derived from this analysis.

Premiums Paid Analysis

Craig-Hallum reviewed the stock price premiums paid in 134 merger and acquisition transactions announced since January 1, 2014 with a market capitalization between $10 million and $250 million one day prior to the announcement where at least 80% of the target was acquired for cash and the target was a public company located in the United States in the healthcare equipment and supplies and healthcare technology industries. Craig-Hallum measured each transaction price per share relative to each target’s closing price per share one day, one month, three months, six months and one year prior to announcement of the transaction. Craig-Hallum compared the 75th percentile, median and 25th percentile premiums paid from this set of transactions to the merger consideration expressed as a premium relative to the closing stock price of MGCD one day, one month, three months, six months and one year prior to announcement of the transaction and on January 24, 2017, which was one day prior to MGCD’s public announcement of its strategic alternative analysis. The results of this premiums paid analysis are summarized below:

	Implied Premium
	1-Day	1-Month	3-Month	6-Month	Jan. 24, 2017(1)	1-Year
75th Percentile	64.6%	74.8%	67.8%	69.6%	64.6%	75.3%
Median	39.9%	37.2%	38.8%	33.7%	39.9%	34.6%
25th Percentile	15.6%	18.6%	12.5%	11.2%	15.6%	(8.5%)

Offer price	25.4%	21.4%	37.0%	36.5%	44.2%	45.2%
MGCD closing stock price per share	$8.80	$9.09	$8.05	$8.08	$7.65	$7.60

(1)       January 24, 2017 is one day prior to MGCD’s announcement of the strategic alternative analysis. The implied premium percentage in the January 24, 2017 column is equal to the one-day implied premium percentage.

	1-Day	1-Month	3-Month	6-Month	Jan. 24, 2017(1)	1-Year
75th Percentile	$14.48	$15.89	$13.51	$13.70	$12.59	$13.32
Median	$12.31	$12.47	$11.18	$10.80	$10.70	$10.23
25th Percentile	$10.17	$10.78	$9.05	$8.99	$8.84	$6.95

(1)       January 24, 2017 is one day prior to MGCD’s announcement of the strategic alternative analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Craig-Hallum, but does summarize the material analyses performed by Craig-Hallum in rendering its opinion. The preparation of a fairness opinion is a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytic methods and the adaptation and application of these methods to the unique facts and circumstances of MGCD and are not necessarily susceptible to partial analysis or summary description. Craig-Hallum believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Craig-Hallum opinion. In arriving at its opinion, Craig-Hallum considered the results of all of its analyses and did not attribute any particular weight to any analysis or factor considered by Craig-Hallum. Instead, Craig-Hallum made its determination as to fairness on the basis of its experience and financial judgment as to the significance and relevance of each analysis and factor after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Craig-Hallum’s view of the actual value of MGCD.

No company or transaction used in the above analyses for purposes of comparison is identical to MGCD or the offer and the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which MGCD and the offer and merger were compared and other factors that could affect the public trading value or transaction value of the companies.

Craig-Hallum performed its analyses solely for purposes of providing its opinion to MGCD’s board of directors. In performing its analyses, Craig-Hallum made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Craig-Hallum are based upon forecasts of future results furnished to Craig-Hallum by MGCD’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Craig-Hallum does not assume responsibility if future results are materially different from forecasted results.

In conducting its review and in rendering its opinion, Craig-Hallum has relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with Craig-Hallum, reviewed by Craig-Hallum, provided to Craig-Hallum or otherwise made available to Craig-Hallum, and have not attempted to independently verify, and have not assumed responsibility for the independent verification, of such information. Craig-Hallum further relied upon the assurances of MGCD’s management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that MGCD management is not aware of any information or facts that would make the information provided to Craig-Hallum incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Craig-Hallum’s opinion, Craig-Hallum assumed that with respect to any estimated or forecasted information, including estimates of net operating loss tax benefits, relied upon or used in Craig-Hallum’s analyses, Craig-Hallum has relied upon the assurances of MGCD’s management that such information has been prepared on a reasonable basis in accordance with industry practice and reflects the best currently available estimates and judgments of MGCD’s management as to such future performance or utilization, and Craig-Hallum assumes no responsibility for and expresses no view as to any such estimates or forecasts or the assumptions on which they are based. Craig-Hallum relied, with MGCD’s consent, on the advice of outside counsel and MGCD’s independent registered public accounting firm, and on the assumptions of MGCD’s management, as to all accounting, legal, regulatory, tax and financial reporting matters with respect to MGCD and the merger agreement. Craig-Hallum’s opinion does not address any accounting, legal, regulatory, tax and financial reporting matters.

In arriving at its opinion, Craig-Hallum assumed that the final form of the merger agreement is substantially similar to the draft, dated November 24, 2017, reviewed by Craig-Hallum, without modification of any material terms or conditions. Craig-Hallum relied upon and assumed, without independent verification, that (i) the representations and warranties contained in the merger agreement are true and correct, (ii) each party will perform all of the covenants and agreements required to be performed by it under the merger agreement, and (iii) the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at its opinion, Craig-Hallum assumed that all the necessary regulatory approvals and consents required for the offer and the merger will be obtained in a manner that will not adversely affect MGCD or Parent or alter the terms of the offer and the merger.

In arriving at the opinion, Craig-Hallum did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of MGCD or concerning the solvency or appraised or fair value of MGCD, and was not furnished with any such appraisals or valuations. Craig-Hallum has made no physical inspection of the property or assets of MGCD. Craig-Hallum expresses no opinion regarding the liquidation value of MGCD or any other entity. The analyses Craig-Hallum performed in connection with its opinion were going concern analyses of an entity. Craig-Hallum was not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, Craig-Hallum performed no such analyses. Without limiting the generality of the foregoing, Craig-Hallum has undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of MGCD or its affiliates is a party or may be subject and at MGCD’s direction and with its consent, Craig-Hallum’s opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. Craig-Hallum has assumed that there have been no material changes in MGCD’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Craig-Hallum. Without limiting the generality of the foregoing, for the purpose of its opinion, Craig-Hallum has assumed that MGCD is not a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the offer and the merger.

Craig-Hallum’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Craig-Hallum did not express any opinion as to the price at which shares of capital stock of MGCD have traded or may trade following announcement of the offer and merger or at any future time. Craig-Hallum did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Craig-Hallum’s opinion addresses solely the fairness, from a financial point of view, to the holders of MGCD common stock of the consideration set forth in the merger agreement and does not address any other terms or agreement relating to the offer and the merger. Craig-Hallum was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the proposed offer and merger, or any solvency or fraudulent conveyance consideration relating to the offer and the merger. Craig-Hallum expresses no opinion as to the relative merits of the proposed offer and merger as compared to any alternative business strategies or transactions that might exist for MGCD or any other party or the effect of any other transaction in which MGCD or any other party might engage. Craig-Hallum expresses no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or as a result of the proposed offer and merger by, option holders, officers, directors or employees of MGCD, or any other class of such persons, or relative to or in comparison with the consideration set forth in the merger agreement.

Craig-Hallum is a nationally recognized investment banking firm and is regularly engaged as financial advisor in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. MGCD’s board of directors selected Craig-Hallum to render its fairness opinion in connection with the transactions contemplated by the merger agreement on the basis of its experience and reputation in acting as financial advisor in connection with mergers and acquisitions.

Craig-Hallum conducted an analysis of MGCD’s strategic alternatives for MGCD’s board of directors and received a fee of $75,000 in connection with such strategic alternatives analysis. Craig-Hallum also rendered to MGCD’s board of directors a fairness opinion in connection with the Offer and the Merger and received a fee of $150,000 from MGCD (the “Opinion Fee”). The Opinion Fee was not contingent upon the consummation of the proposed offer or merger or the conclusions reached in Craig-Hallum’s opinion. Pursuant to the terms of the engagement letter dated January 23, 2017, Craig-Hallum acted as MGCD’s financial advisor in connection with the proposed offer and merger and will receive a fee of 2.0% of the aggregate transaction value, from MGCD, all of which, except for the Opinion Fee, is contingent upon the consummation of the proposed offer (the “Transaction Fee”). Upon the consummation of the proposed offer, the Opinion Fee will be credited against the Transaction Fee. MGCD has agreed to indemnify Craig-Hallum against certain liabilities and reimburse Craig-Hallum for certain expenses in connection with its services. In the ordinary course of its business, Craig-Hallum and its affiliates may actively trade securities of MGCD for its own account or the account of its customers and, accordingly, Craig-Hallum may at any time hold a long or short position in such securities. Craig-Hallum has, in the past, provided financial advisory and financing services to MGCD and may continue to do so, and has received, and may receive, fees for the rendering of such services.

Consistent with applicable legal and regulatory requirements, Craig-Hallum has adopted policies and procedures to establish and maintain the independence of Craig-Hallum’s research department and personnel. As a result, Craig-Hallum’s research analysts may hold opinions, make statements or investment recommendations or publish research reports with respect to the offer and the merger and other participants in the transaction that differ from the opinions of Craig-Hallum’s investment banking personnel.

MGCD Prospective Financial Information

MGCD does not as a matter of course publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the board of directors’ exploration of strategic alternatives, MGCD management prepared unaudited prospective financial information for MGCD. MGCD is electing to provide the unaudited prospective financial information in this Schedule 14D-9 to provide the stockholders of MGCD access to certain non-public unaudited prospective financial information that was made available to MGCD’s financial advisors and prospective acquirors in connection with the proposed Offer and Merger. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that MGCD or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results for MGCD. Neither MGCD nor any of its affiliates assumes any responsibility for the accuracy of this information. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the unaudited prospective financial information. No one has made or makes any representation to any stockholder of MGCD regarding the information included in the unaudited prospective financial information or the ultimate performance of MGCD compared to the information included in the unaudited prospective financial information.

The unaudited prospective financial information was not prepared with a view toward complying with Generally Accepted Accounting Principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation or presentation of prospective financial information. Certain of the unaudited prospective financial information presents financial metrics that were not prepared in accordance with GAAP. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. MGCD has not prepared, and neither the board of directors nor the board of directors’ financial advisors have considered, a reconciliation of these non-GAAP financial measures to applicable GAAP financial measures. These non-GAAP measures are included because they were used by Craig-Hallum in the preparation of their opinion, as described under “—Opinion of MGCD’s Financial Advisor.”

There can be no assurance that the assumptions made in preparing such information will prove accurate or that the projected results reflected therein will be realized. Neither MGCD’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared or which may occur in the future, and, in particular, does not take into account any revised prospects of MGCD, changes in general business, regulatory or economic conditions, competition or any other transaction or event that has occurred since the date on which such information was prepared or which may occur in the future.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by MGCD management with respect to industry performance and competition, general business, economic, market and financial conditions, future events and matters specific to MGCD, all of which are difficult to predict and many of which are beyond MGCD’s control. There can be no assurance that these assumptions will accurately reflect future conditions, that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

The following table presents a summary of the material unaudited prospective financial information of MGCD provided to MGCD’s board of directors and financial advisor and to prospective acquirors:

Fiscal Years Ending October 31	2018E	2019E	2020E	2021E
	($ in millions)
EBIT(1)	$4.4	$8.2	$11.6	$15.8
Less: Taxes @ 45.0%	2.0	3.7	5.2	7.1
Net Operating Profit after Tax	$2.4	$4.5	$6.4	$8.7
Plus: Depreciation and Amortization(2)	$1.0	$1.0	$1.0	$1.0
Plus: Stock-Based Comp(2)	0.5	0.5	0.5	0.5
Less: Capital Expenditures(2)	0.9	0.8	0.6	0.6
Less: Increase in Net Working Capital(3)	5.3	1.8	2.3	2.8
Unlevered Free Cash Flow(4)	$(2.2)	$3.4	$5.0	$6.8

(1)	EBIT is defined as earnings before interest and taxes.
(2)	As provided by and approved for use by MGCD management.
(3)	As provided by and approved for use by MGCD management. Net working capital is defined as the sum of accounts receivable, inventory and other prepaids, less accounts payable, deferred income and other accruals.

(4)	Craig-Hallum calculated unlevered free cash flows based on MGCD’s projections and such unlevered free cash flows were reviewed and approved by MGCD for Craig-Hallum’s use in connection with the offer and the merger.

The unaudited prospective financial information includes forward-looking statements and is based on estimates and assumptions that are inherently subject to factors such as industry performance, competition, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of MGCD, including the factors described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33, and other risk factors as disclosed in MGCD’s filings with the SEC that could cause actual results to differ materially from those shown below. Stockholders are urged to review MGCD’s most recent SEC filings for a description of risk factors with respect to MGCD’s business. The unaudited prospective financial information for MGCD does not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which might cause actual results to differ materially.

For the foregoing reasons, as well as the bases and assumptions on which the unaudited prospective financial information was compiled, the inclusion of MGCD’s unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such information will be predictive of future results or events nor construed as financial guidance, and it should not be relied on as such or for any other purpose whatsoever.

MGCD HAS NOT UPDATED AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL INFORMATION SET FORTH ABOVE, INCLUDING, WITHOUT LIMITATION, TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, INCLUDING, WITHOUT LIMITATION, CHANGES IN GENERAL ECONOMIC, REGULATORY OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Craig-Hallum in Item 4, under the heading “Opinion of MGCD’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

(a) All of the Company’s executive officer and directors have executed a Tender Support Agreement with Parent, as discussed in Item 3 above.

(b) The Company Board of Directors adopted a policy in 2014 that allows directors to receive a portion of their annual retainer, paid quarterly in Common Stock, of the Company on the first day of each fiscal quarter at a price equal to the fair market value on that date. Mr. Struik and Dr. Lynch have elections in effect so a specific dollar of their quantity retainers are paid in Common Stock. On November 1, 2017, Mr. Struik and Dr. Lynch were issued 1,145 and 143 shares respectively. Each of Mr. Austin, Mr. Margolies and Mr. Degen participate in the Company’s Employee Stock Purchase Plan and will be issued 394, 181, and 78 shares in the current phase that began on July 1, 2017.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the MGCD Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the two preceding paragraphs.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

90% Top-Up Option

The Merger Agreement provides Purchaser with an option (the “Top-Up Option”) to purchase that number of newly-issued shares of Common Stock that is equal to one share more than the amount needed to give it, directly or indirectly, ownership of 90% of the outstanding shares of Common Stock at the time of exercise (after giving effect to the shares issued upon the exercise of such option), provided, among other things, that (1) Purchaser has accepted at least 50% of the outstanding Shares in the Offer, (2) MGCD is not required to obtain shareholder approval under any applicable law in order to issue shares in connection with the Top-Up Option, and (3) the number of shares to be issued in connection with the Top-Up Option does not exceed the amount of the then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under any Company stock plan, outstanding stock option or warrant). Purchaser will pay the Company the price per share to be paid in the Offer (i.e., $11.03) for each share acquired through the Top-Up Option. The purpose of the Top-Up Option is to permit Purchaser to complete the Merger without a special meeting of Company shareholders under the “short form” merger provisions of Minnesota law, allowing Company shareholders to receive the Merger consideration at an earlier date.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Purchaser acquires less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671of the MBCA establishes various disclosure and stakeholder approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as MGCD. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as MGCD generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Board and a Special Committee of disinterested directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser filed a registration statement with the Commissioner on November 29, 2017. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer.

“Fair Price” Provision

Section 302A.675 of the Minnesota Business Corporation Act which provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Board and a Special Committee of disinterested directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Common Stock in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, which are attached as Annex III hereto, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their shares after the Merger is completed. The term “fair value” means the value of the shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-of the transaction; management plans relating to the transaction and future operations; any expectation or belief.

Item 9.	Material to Be Filed as Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated November 29, 2017, incorporated by reference to Exhibit (a)(1)(A) to Schedule TO.**

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(C) to Schedule TO.**

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(B) to Schedule TO.**.

(a)(1)(D)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, ncorporated by reference to Exhibit (a)(1)(D) to Schedule TO.**.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(E) to Schedule TO.**

(a)(1)(F)

Press release dated November 27, 2017 issued by the Company, incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017.

(a)(1)(G)	Summary Advertisement as published in the Financial Times on November 29, 2017, incorporated by reference to Exhibit (a)(1)(G) to Schedule TO**

(a)(1)(H)	Press Release issued by Parent on November 29, 2017, incorporated by reference to Exhibit (a)(1)(H) to Schedule TO**

(a)(2)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, attached as Annex I and incoporated by reference.†

(a)(2)(B)

Text of Employee Question and Answer Information Summary, dated November 27, 2017, incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017.

(a)(2)(C)	Letter to the shareholders from the Chariman of the Board, dated November 6, 2017.†

(a)(5)	Opinion of Craig-Hallum to the Board of Directors of the Company, dated November 25, 2017, attached as Annex II, and incoporated by reference.†

(e)(1)

Agreement and Plan of Merger, dated as of November 25, 2017, by and among MGC Parent LLC, AC Breathe Merger Sub Inc. and MGC Diagnostics Corporation, incorporated by reference to Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on November 29, 2017.

(e)(2)	Form of Tender Support Agreement, incorporated by reference to Exhibit (d)(8) to Schedule TO.**

(e)(3)	MGC Diagnostics Corporation Form of Change-in-Control Agreement (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended October 31, 2011.)

(e)(4)	Form of Employment Agreement for Todd M. Austin with Surviving Corporation, incorporated by reference to Exhibit (d)(5) to Schedule TO.**

(e)(5)	Form of Employment Agreement for Matthew Margolies with Surviving Corporation, incorporated by reference to Exhibit (d)(6) to Schedule TO.**

(e)(6)	Executive Employment Agreement dated as of June 1, 2014 between MGC Diagnostics Corporation and Todd M. Austin (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended July 31, 2014).

(e)(7)

Executive Employment Agreement dated as of June 1, 2014 between MGC Diagnostics Corporation and Matthew S. Margolies (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended July 31, 2014).

(e)(8)	MGC Diagnostics Corporation Restated 2003 Employee Stock Purchase Plan, as amended.

through May 30, 2012 (incorporated by reference to Appendix A to the definitive proxy statement dated April 11, 2012, and filed with the SEC on April 17, 2012 for the Annual Meeting of Shareholders held on May 30, 2012).

(e)(9)	MGC Diagnostics Corporation 2007 Stock Incentive Plan (incorporated by reference from Exhibit A to the definitive proxy statement dated February 5, 2016 for the annual meeting of shareholders held March 16, 2016).

(e)(10)	Confidentiality Agreement, dated May 25, 2017, by and between Altus Capital Partners, Inc. and the Company, incorporated by reference to Exhibit (d)(2) to Schedule TO.**

**	Incorporated by reference to Schedule TO filed by Purchaser, Parent and Altus on November 29, 2017

†	Included in materials mailed to shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGC DIAGNOSTICS CORPORATION

/s/ Todd M. Austin
Todd M. Austin
Chief Executive Officer
Dated: December 6, 2017

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II—Opinion of Craig-Hallum dated November 25, 2017.

Annex III—Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act.

ANNEX I

MGC DIAGNOSTICS CORPORATION.
350 Oak Grove Parkway
Saint Paul, MN 55127-8590

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

 This Information Statement is being mailed on or about December 7, 2017 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of MGC Diagnostics Corporation (“MGCD” or the “Company”) with respect to a tender offer by AC Breathe Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of MGC Parent LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly-owned subsidiary of Altus Capital Partners, Inc., a Delaware corporation (“Altus”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on November 29, 2017 (as amended or supplemented from time to time, the “Schedule TO”), to the holders of record of shares of common stock of MGCD (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to MGC Diagnostics Corporation.

Pursuant to the Merger Agreement, Purchaser is commencing a cash tender offer to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $11.03 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 25, 2017 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer, the “Transaction” ) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, Parent and the Company, which will be canceled, and (b) shareholders, if any, who properly exercise their dissenters’ rights under the MBCA). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”).

You are receiving this Information Statement in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Altus, Parent, Purchaser and Parent’s designees has been furnished to the Company by Altus, Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; AUTHORITY OF CONTINUING DIRECTORS

The Merger Agreement provides that, effective upon the Offer Closing and at all times thereafter, Parent will be entitled to elect, appoint, and/or designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of shares of Company common stock beneficially owned by Parent and/or Parent (including shares accepted for payment pursuant to the Offer) bears to the total number of shares of Company common stock outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors, seeking and accepting resignations of incumbent directors, and filling newly created directorships or vacancies on the Company Board with Parent’s designees. At such time, the Company will also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board and as requested by Parent, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. The Company will promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors. Notwithstanding the foregoing, until Parent and Purchaser together acquire a majority of the outstanding shares of Common Stock on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all members of the Board and such committees as of the date of the Merger Agreement who are not officers or employees of the Company shall remain members of the Board and such committees and boards.

The Board has unanimously resolved that the current directors will cause the appropriate number of vacancies to occur by resigning in the following order, with the remaining directors causing Purchaser’s designees to be appointed in place of the resigning directors:

Initial Resignations

John Baudhuin, Robert Munzenrider, Wendy Lynch, Ph.D.

Continuing Directors

Hendrik Struik, Terrance Bunge, Mark Sheffert

If further resignations are needed, the continuing directors will resign in the order designated by Board Chair Mark Sheffert.

The Company’s obligations to appoint Parent’s designees to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations to appoint directors designated by Purchaser pursuant to the Merger Agreement. Purchaser shall supply to MGCD in writing any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Following the election or appointment of Purchaser’s designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the directors of MGCD then in office who were not designated by Purchaser (the “Continuing Directors”) (or the approval of the sole Continuing Director if there shall be only one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the provisions of the Merger Agreement relating to director and officer indemnification and insurance. Following the election or appointment of Purchaser’s designees pursuant to the Merger Agreement and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company shall be effected only by the action of a majority of the Continuing Directors (or the approval of the sole Continuing Director if there shall be only one Continuing Director). Between the time Purchaser becomes entitled to designate directors pursuant to the Merger Agreement and the Effective Time, none of Parent, Purchaser or their respective affiliates shall take any action to remove a Continuing Director from office.

ALTUS DESIGNEES

Altus has informed the Company that it will choose its designees for the MGCD Board from executive officers of Altus listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to MGCD shareholders. Purchaser has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. It is expected that Altus’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Altus’s designees will thereafter constitute at least a majority of the MGCD Board.

Altus has informed the Company that, to its knowledge, none of the individuals listed has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the individuals listed is a director of, or holds any position with, the Company. Altus has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Altus has advised the Company that, to its knowledge, none of the individuals listed has any family relationship with any director, executive officer or key employees of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 5,000,000 shares of undesignated stock. As of the close of business on November 29, 2017, there were 4,413,190 shares of Common Stock outstanding and no shares of undesignated stock outstanding. The share total above does not include 28,546 shares subject to restricted stock grants that have voting rights, but are subject to future vesting.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of November 29, 2017 with respect to our Common Stock beneficially owned by (1) each director, (2) each person known to us to beneficially own more than five percent of our Common Stock, (3) each of the executive officers named in the Summary Compensation Table set forth below (the “Named Executive Officers”), and (4) all current executive officers and directors as a group. Unless otherwise indicated, the persons listed below may be reached at 350 Oak Grove Parkway, Saint Paul, MN 55127-8599.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of the Common Stock as of November 29, 2017 by (i) each person known by the Company to own of record or beneficially 5% or more of the Company’s Common Stock, (ii) each current Named Executive Officer and director; and (iii) all directors and current executive officers of the Company as a group. Shares covered by stock option agreements are included in this table below only to the extent that these options were exercisable within 60 days of November 29, 2017, without giving effect to any options that would vest at Closing of the Tender Offer.

Shareholder	Shares Directly Owned(1)	Unvested Restricted Stock Grants	Options	Total	Percent of Class(2)
Bradley Louis Radoff 1177 West Loop South, Suite 1625 Houston, Texas 77027	341,199(3)			341,199	7.7%
Perceptive Advisors LLC 51 Astor Place, 10th Floor New York, New York 10003	329,733(4)			329,733	7.4%
Renaissance Technologies LLC 800 Third Avenue New York, New York 10022	267,040(5)			267,040	6.0%
Norman H. and Sandra F. Pessin 366 Madison Avenue – 14th Floor New York, New York 10017	236,386(6)			236,386	5.3%
Mark W. Sheffert**	42,430	3,591		46,021	1.0%
John R. Baudhuin**	52,260	3,591		55,851	1.0%
Terrence W. Bunge **	99,154	3,591	40,000	142,745	3.2%
Wendy D. Lynch, Ph.D.**	34,426	3,591		38,017	*
Robert E. Munzenrider**	49,180	3,591		52,771	1.2%
Hendrik Struik**	71,556(7)	3,591		75,147	1.7%
Todd M. Austin**	20,819		56,667	77,486	*
Matthew S. Margolies**	21,061		54,167	74,394	*
Larry R. Degen**	2,332	3,000	10,000	12,332	*
All directors and current executive officers as a group (9 persons)	393,218	24,546	129,999

*    Indicates ownership of less than one percent.
** Currently serves as executive officer or director of MGC Diagnostics Corporation.

(1)       Except as noted, all shares beneficially owned by each person as of the record date were owned of record, and each person had sole voting power and sole investment power for all such shares beneficially held.

(2)       The percentage shown indicates the quotient of the shares directly owned and the total shares outstanding.

(3)       based on Schedule 13G filed with the SEC by Mr. Radoff on February 13, 2017. The aggregate number of shares includes 246,009 held by Mr. Radoff individually; and 95,190 shares for which Mr. Radoff shares voting and dispositive powers.
(4)       Based on Schedule 13G filed with the SEC by Perceptive Advisors, LLC on February 17, 2017.
(5)       Based on Schedule 13G filed with the SEC by Renaissance Technologies as of February 14, 2017.
(6)       Based on Schedule 13D filed with the SEC by Norman H. and Sandra F. Pessin on November 1, 2013.

(7)       A portion of Mr. Struik’s shares are held in trust for the benefit of his spouse. Mr. Struik’s shares are held as follows (including unvested restricted stock grants): 3,569 by Mr. Struik directly, 5,053 by Mr. Struik’s trust, 62,934 by Mr. Struik’s spousal trust.

BOARD OF DIRECTORS

Mark W. Sheffert, Chairman of the Board of Directors, is Chairman and Chief Executive Officer of Manchester Companies, Inc., a Board and Management Advisory firm that he founded in 1989. He has served as a Director and Chairman of MGCD since September 1, 2010. Prior to that, he served as Chairman and a director of Medical Graphics Corporation from January 1997 to December 1999, when Medical Graphics Corporation was acquired by MGCD (then known as Angeion), and served as a director of MGCD from 2001 until October 2002. Mr. Sheffert is a nationally recognized expert in corporate governance, having served on over 50 Boards and advised over 100 boards, including boards of some of the nation’s largest financial, healthcare, manufacturing and airline industry companies, over the last 25 years. The National Association of Corporate Directors honored him for his Board service in 1999 as one of Minnesota’s Outstanding Directors and in 2009 honored him with its Outstanding Director - Lifetime Achievement Award. In 2014, Mr. Sheffert was inducted into the Minnesota Business Hall of Fame. He is a Certified Board Advisor (“CBA”) and a Certified Turnaround Professional (“CTP”) whose advisory services include fiduciary duties, governance best practices, hostile takeover defenses, dispute resolution negotiations, business strategy and capital structure, financial structure and restructuring, and merger and acquisition transactions. He serves as an expert witness in litigation cases, has authored numerous articles on these subjects, and serves as a regular columnist for three business publications.

Prior to founding Manchester, Mr. Sheffert was President at First Bank System, Inc., the country’s 8th largest bank holding company (now U.S. Bank), headquartered in Minneapolis, Minnesota. Additionally, prior to that he was President and Chief Operating Officer at North Central Insurance Company, a national life and health insurance company, headquartered in St. Paul, Minnesota. From 2009 to June of 2016, Mr. Sheffert served as a director of Allina Health Systems, Inc., a $4.0 billion revenue diversified healthcare organization. He served as Chairman of the Board of Directors of BNC CORP, a public bank holding company, from August 2004 to April 2013. Mr. Sheffert also served as a director of Health Fitness Corporation from January 2001, and Chairman from May, 2006 to March 2010, when Health Fitness Corporation was acquired by Trustmark Mutual Holding Company. Mr. Sheffert holds a Master of Science degree in Management (MSM) from The American College in Bryn Mawr, Pennsylvania and is a graduate from the University of Minnesota Carlson Graduate School of Business — Executive Program (MEP). Mr. Sheffert is 70 years old and has been a director since September 1, 2010.

As a former financial institution executive and investment banker, Mr. Sheffert has extensive experience in financial structure and restructuring and in merger and acquisition transactions. The combination of Mr. Sheffert’s prolific board governance experience, together with his experience in finance, mergers and acquisitions, healthcare, and the medical device industry, makes him uniquely qualified to serve as Chairman of the Board and as a director of the Company.

John R. Baudhuin, director, is Chief Executive Officer of California-based Mad Dogg Athletics Inc. (“MDA”), an international health and fitness company that he founded in 1994. MDA manufactures, distributes and develops fitness products and related educational programs through its offices and distribution facilities in the United States, Italy and the Netherlands and its manufacturing facilities in Colorado. With over 200,000 certified instructors and 35,000 licensed facilities, the company’s SPINNING®, Peak Pilates®, Resist-a-ball®, CrossCore®, and Ugi® brands have a presence in over 80 countries worldwide. Prior to founding MDA, Mr. Baudhuin worked as a Certified Public Accountant for Los Angeles-based Duitch, Franklin & Company, where he provided a variety of accounting, tax, consulting and strategic planning services. Mr. Baudhuin is an active member of the Young Presidents Organization (YPO) and holds a Master in Business Administration (MBA) degree from Loyola Marymount University. Mr. Baudhuin is 54 years old and has been a director since 2007.

Mr. Baudhuin’s 25 years of experience as chief executive officer of an international company that develops, manufactures, and distributes consumer products worldwide bring a strong perspective to the operational and strategic challenges MGCD faces as health and wellness issues continue as important factors in the Company’s market. As a former Certified Public Accountant, Mr. Baudhuin brings additional expertise to MGCD’s Audit and Compliance Committee.

Terrence W. Bunge, Vice-Chair, director, a former medical technology and device executive, currently manages a personal investment portfolio of public and private companies and funds focused on the USA, China, Vietnam, Israel and other emerging markets. From 2002 to 2009, Mr. Bunge worked for ACIST Medical Systems, a wholly owned subsidiary of Italy-based, Bracco SpA, focused on the design, development, manufacturing and sale of interventional cardiology products and services, serving most recently as the Company’s President and Chief Operating Officer. While at ACIST Medical Systems, Mr. Bunge also served as a member of the Board of Directors of: ACIST Inc., ACIST Europe, ACIST Asia, Volume Interactions and Heart Leaflet Technologies. From 2001 to 2002, Mr. Bunge served as President and Chief Operating Officer of Science Inc., a medical device company that developed disposable ambulatory infusion products. From 1997 to 1999, Mr. Bunge worked for Angeion Corporation (a predecessor to the MGCD Diagnostics Corporation) where he initially served as Vice President and General Manager of the Interventional Technologies Division (“IVT”) that developed ablation catheters for the treatment of cardiac arrhythmias and led the sale of the IVT product line and intellectual property to Johnson & Johnson. Mr. Bunge then served as Angeion’s Vice President of Worldwide Sales & Marketing managing the transfer of the company’s customer relationships to ELA Medical as Angeion exited the cardiac defibrillator market. From 1980 to 1996, Mr. Bunge worked for Medtronic Inc., a leading global medical device company in a series of positions of increasing scope and responsibility, serving most recently from 1994 to 1996, as Vice President of Far East Business Development, coordinating the strategic planning process to expand Medtronic’s businesses in the Far East, including key markets in China, India, South Korea, Taiwan, Indonesia, Thailand, the Philippines and Vietnam. Mr. Bunge holds a Bachelor of Science Degree in Electrical Engineering from the University of Michigan. Mr. Bunge is 64 years old and has been a director since December 17, 2014, and has served as Vice Chair of the Board of Directors from March 2015 to February 2016 and since December 2016.

Mr. Bunge brings to the Board a broad and extensive background in all aspects of leading and operating a medical device and technology company. His engineering, manufacturing, clinical and regulatory, marketing, sales and financial experiences, as well as operating both domestically and internationally in large and small companies add significant depth to the Board. In addition, his background and experience as a private investor, including his shareholdings in the Company of over 2%, strengthen our shareholder’s perspective on the Board.

Wendy D. Lynch, Ph.D., director, is currently President of Lynch Consulting, Ltd, which provides multi-disciplinary consulting focusing on Human Capital Management, Health and Productivity, and Program Evaluation. She is a research Fellow for the Center for Consumer Choice in Health Care at the Altarum Institute. Dr. Lynch also currently holds a position as Adjunct Associate Professor at the School of Nursing at Indiana University/Purdue University at Indianapolis. Her career includes roles as faculty at the University of Colorado Health Sciences Center, senior scientist at Health Decisions International, Vice President of HCMSGroup and principal and senior consultant at Mercer Human Resource Consulting. From 2006 through 2010, Dr. Lynch also served as executive director of an education and research foundation entitled the Health as Human Capital Foundation, a nonprofit, non-partisan think tank providing independent information for policy makers. Educated at the University of Colorado at Boulder, Dr. Lynch earned a doctorate in Research and Evaluation Methodology. Her work experience includes roles as consultant, author and educator. As a consultant, Dr. Lynch has applied her skills in research design and evaluation to several pivotal studies in the fields of health management, productivity assessment and human capital management that have resulted in more than 60 published studies and articles. Most recently, she co-authored the books, “Who Survives? How Benefits Costs are Killing your Company” and “Aligning Incentives, Information, and Choice: How to Optimize Health and Human Capital Performance.” Dr. Lynch is 56 years old and has served as a director since March 1, 2012. Dr. Lynch also serves as Chair of the Company’s Human Capital Committee.

Dr. Lynch’s educational and healthcare background and experience bring a strong human capital perspective to the Board as MGCD seeks to expand beyond its traditional markets. In addition, her experience advising companies on design of compensation and benefits enable her to assist the Company in strategic HR decisions.

Robert E. Munzenrider, director, is the founder or co-founder of several e-commerce businesses. He is also the retired President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc., a national chain of retail automotive services and insurance claims processor, a position he held from 2000 to 2002. In 1999, Mr. Munzenrider served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served during part of 1999 as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce transaction processor. From 1997 to 1998, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc., a Fortune 500, international medical device manufacturing and marketing company. Since 2004, Mr. Munzenrider also has served as a member of the Board of Directors of Viad Corp, a company engaged in the convention services and travel services industry. Mr. Munzenrider is Chair of the

Viad Audit Committee, serves on its Human Resources Committee and serves as an Audit Committee financial expert for Viad. Mr. Munzenrider also served as a director of ATS Medical, Inc., a medical device manufacturer, from April 2003 until August 2010; as a director of Criticare Systems, Inc. from April 2007 until April 2008; as a director of CABG Medical, Inc., a medical device company, from November 2004 until February 2006; and as lead director of Kips Bay Medical, a medical device company, from February 2011 until September 2015. Mr. Munzenrider holds a Bachelor of Science degree in Accounting (BSA) from the University of Montana. Mr. Munzenrider is 72 years old and has been a director since September 1, 2010. Mr. Munzenrider also serves as Chair of the Company’s Audit and Compliance Committee.

Mr. Munzenrider brings strong financial, executive management and board governance experience to the MGCD Board. Mr. Munzenrider has held his CPA license since 1971 and has served in the position of chief financial officer for a majority of his professional career. He has also served on the boards and audit committees of a number of public companies, has a strong grasp of board governance policies and best practices, and brings additional expertise to the Company as an audit committee financial expert.

Hendrik Struik, director. Since July 2012, Mr. Struik has been an Operating Partner with the private equity firm Frazier Healthcare. He also served as the Chief Executive Officer of Labsco, a specialty healthcare business that supplies products to the healthcare industry from December 2012 to May 2016 when Labsco was acquired by McKesson Corporation. Mr. Struik also served on the Labsco Board of Directors from July 2012 until May 2016. He also serves as the Vice Chairman of the Board of Prezio Health, Inc., a privately-owned surgical solutions company. Prior to joining Frazier Healthcare, Mr. Struik served as President, Chief Executive Officer and a director from March 2009 to January 2012 for Sarnova, a privately held $400 million specialty healthcare business serving the Acute Respiratory Market and the Emergency Medicine Market. Prior to his employment at Sarnova, Mr. Struik spent over 21 years in positions of increasing scope and responsibility at Cardinal Health and predecessor companies, including Allegiance Healthcare and Baxter Healthcare, serving as President of the Respiratory and Neurocare Division of Cardinal Heath from May 2007 until February 2009. Mr. Struik’s responsibilities have included overseeing sales, manufacturing and operations as well as acquisitions, divestitures and integration of companies and business units. Mr. Struik also has substantial experience in United States and European regulatory matters. Mr. Struik holds a Master’s in Business Administration, Marketing and Finance from Kellogg Business School at Northwestern University. Mr. Struik is 51 years old and has been a director since May 30, 2012.

Mr. Struik’s significant knowledge and work experience as a chief executive officer and his experience in private equity, spanning the manufacture and sale of medical devices and the healthcare market, his experience in capital structure, and his expertise in integrating businesses and managing all aspects of complex organizations, bring financial acumen, substantial vision and experience to the Board in the Company’s core business area.

CORPORATE GOVERNANCE

General

The Board of Directors is committed to sound and effective corporate governance practices. We continue to review our governance policies and practices, the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission (“SEC”) and the listing standards of The Nasdaq Stock Market (“Nasdaq”), and have implemented policies and taken actions to ensure compliance with the rules and regulations and governance best practices applicable to the Company.

Code of Ethics and Business Conduct

The Board of Directors has adopted a Code of Ethics and Business Conduct applicable to all of the Company’s officers, directors, employees and consultants that establishes guidelines for professional and ethical conduct in the workplace. The Code also contains a special set of guidelines applicable to the Company’s senior financial officers, including the chief executive officer, chief financial officer, principal accounting officer, and others involved in the preparation of the Company’s financial reports, that are intended to ensure the ethical handling of conflicts of interest, full and fair disclosure in periodic reports filed by the Company and compliance with laws, rules and regulations concerning such periodic reporting.

Our Code of Ethics and Business Conduct, our governance policies and procedures, and our current committee charters are available to the public on our website: www.mgcdiagnostics.com. We intend to disclose (i) any amendments to, or (ii) waivers from, the Code of Ethics and Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions or with respect to the required elements of the Code of Ethics and Business Conduct, by disclosing the amendment or waiver on this website.

The Board, Board Committees and Meetings

Meeting Attendance. The Board of Directors meets regularly during the year to review matters affecting the Company and to act on matters requiring Board approval. Each of our directors is expected to make a reasonable effort to attend all meetings of the Board, applicable committee meetings and our annual meeting of shareholders. During fiscal 2017, the Board of Directors held a total of four regular meetings and four special meetings. Each director attended at least 75% of the meetings of the Board and committees on which that director served. At its regularly scheduled Board meetings, the Company’s directors meet in executive session without the chief executive officer present.

Committees of the Board of Directors. The Board of Directors has established an Audit and Compliance Committee, Human Capital Committee and a Governance/Nominating Committee. The composition and function of each Committee is set forth below:

Director	Audit and Compliance	Human Capital	Governance/ Nominating
John R. Baudhuin	Member	Member	Member
Terrence W. Bunge
Wendy D. Lynch, Ph.D.		Chair
Robert E. Munzenrider	Chair		Member
Mark W. Sheffert			Chair
Hendrik Struik	Member

Audit and Compliance Committee. The Audit and Compliance Committee operates under a written charter as amended December 16, 2015. The Audit and Compliance Committee reviews the Company’s internal control structure and financial reporting activities, reviews the scope of the annual audit, reviews non-audit services performed by the independent registered public accounting firm to determine and maintain auditor independence, selects the Company’s independent registered public accounting firm, reviews the Company’s audited consolidated financial statements prior to release to the public and conducts discussions with the Company’s independent registered public accounting firm each quarter in connection with their quarterly review. Baker Tilly, the Company’s independent registered public accounting firm, reports directly to the Committee. In addition, the Committee also oversees MGCD management identification of major risk to the Company’s business, risk assessment, its plans for risk control or mitigation and public disclosure of these risks. On December 16, 2015, the Board of Directors expanded the charter of the Committee to include oversight duties with respect to the Company’s medical devise regulatory compliance. Each Committee member is independent as defined by the rules of the Nasdaq Stock Market and the SEC. The Company’s Board of Directors has reviewed the education, experience and other qualifications of each of the Committee members. After review, the Board of Directors has determined that Robert E. Munzenrider qualifies as an “audit compliance financial expert.” The Committee held nine meetings during fiscal 2017. The Committee Charter is posted on the Company’s website at www.mgcdiagnostics.com.

Human Capital Committee. The Human Capital Committee operates under a written charter as amended March 3, 2016. Among other duties, the Human Capital Committee reviews compensation of the Company’s officers for fairness and competitiveness, determines the necessity for, and content of, any officer employment contracts, advises and recommends incentives in the form of overall corporate bonus plans and determines bonuses and grants of stock options, restricted and performance shares for the Company’s officers, and reviews the performance of the Company’s chief executive officer. The Human Capital Committee also has the authority to make awards under, and adopt and alter administrative rules and practices governing, the Company’s qualified or unqualified benefits plans, including the Company’s 2007 Stock Incentive Plan. The Human Capital Committee charter requires that this Committee consist of no fewer than two board members who satisfy the requirements of the Nasdaq Stock Market, the “non-employee director” requirements of Section 16b-3 of the Securities Exchange Act of 1934, and the “outside director” requirements of Section 162(m) of the Internal Revenue Code. Each member of the Company’s Human Capital Committee meets these requirements. The Human Capital Committee held five meetings during fiscal 2017. The Human Capital Committee Charter is posted on the Company’s website at www.mgcdiagnostics.com.

Governance/Nominating Committee. The Governance/Nominating Committee is responsible for reviewing the size and composition of the Board, identifying individuals qualified to become Board members, recommending to the Board of Directors nominees to be elected at the annual meeting of shareholders, reviewing the size and composition of Board committees, facilitating Board self-assessment and reviewing and advising the Board on strategic direction and strategic management. The Committee operates under a charter approved by the Board as amended August 29, 2012, and each of its members is independent under Nasdaq listing standards. The Governance/Nominating Committee generally meets during regularly scheduled board meetings. The Charter of the Governance/Nominating Committee and the MGCD Diagnostics Corporation Governance Guidelines are posted on the Company’s website at www.mgcdiagnostics.com.

Other Committees and Task Forces. From time to time, the Board has established ad hoc or special committees to oversee Company projects.

In March 2015, the Board appointed Mr. Bunge as Vice Chair, and also appointed him as a Board representative on a newly formed Executive Committee of senior management. The Board formed the Executive Committee to guide MGCD management to develop and implement a long-range strategic plan. In his Board service on this committee, Mr. Bunge (i) assisted the Board and committee to assess MGCD’s current operations and strategies and (ii) assisted management to develop a five-year strategic plan for the Company. This long-term strategic plan was presented to the Board at the September 2, 2015 Board meeting. The Board then requested Mr. Bunge to continue in his capacity as Vice Chair and Board representative on the committee through the December 2015 Board meeting to assist management (i) to develop the 2016 annual operating plan and (ii) to delineate discrete action items to implement the key elements of the long-term plan in the 2016 annual operating plan.

Effective February 1, 2016, the Board determined that the Executive Committee had been successful in developing the long-term strategic plan and annual operating plan and dissolved the committee and the position of Board Vice Chair. During his service as Board representative on the Executive Committee, Mr. Bunge was compensated at a rate of $250 an hour, under the Board policy for director compensation when directors are asked to serve on special committees or task forces in their role of directors and assume significant additional duties. In addition, recognizing Mr. Bunge’s substantial contributions to the Board and Company during his service as Vice Chair and Board representative on the Executive Committee, from March 2015 through the end of January 2016, on February 1, 2016, the Board granted Mr. Bunge a three-year option to purchase 33,333 shares at a price of $6.77 per share, the fair market value on the date of the grant. These options vested immediately and expire on January 31, 2019. On December 15, 2016, the board granted Mr. Bunge an option for 20,000 shares at an exercise price of $7.52 vesting over three years and expiring on December 15, 2023.

In addition, during the period March through June 2016, Mr. Struik worked with members of the Company to develop the strategic plan for the Company’s Medisoft subsidiary. In connection with this, Mr. Struik visited Medisoft’s facilities in Sorinnes, Belgium and spent a significant amount of time working with management to formulate the Medisoft strategic plan.

Mr. Struik was not paid any additional cash compensation for his services in connection with these additional duties, but on May 25, 2016, the Board of Directors granted Mr. Struik a three-year option to purchase 20,000 shares at a price of $5.99 per share, the fair market value on the date of grant. These options vested immediately and expire on May 24, 2019.

In addition, in December 2016, the Board of Directors re-established the Executive Committee and appointed Mr. Bunge as Company Vice Chair. Concurrent with his reappointment as Vice Chair, Mr. Bunge stepped down from the Company’s Human Capital Committee.

Director Independence

The Board of Directors has reviewed director independence guidelines in a manner consistent with the definitions of “independence” set forth in SEC Rule 10A-3 under the Securities Exchange Act of 1934 and the rules of the Nasdaq Stock Market. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each director and director nominee and has determined that directors Baudhuin, Lynch, Munzenrider, Sheffert and Struik are “independent” under SEC Rule 10A-3 and under the rules of the Nasdaq Stock Market.

Director Nominations

The Governance/Nominating Committee of the Board of Directors is responsible for considering and selecting the nominees for election as directors at annual shareholder meetings. The Board believes a nominee should possess the highest level of professional and personal ethics and values, be free of any material conflict of interest with respect to board service, have broad experience at the policy-making level, have the ability to provide insight and practical wisdom based on experience and expertise, be an “independent director” as defined by the rules of the SEC and the Nasdaq Stock Market, be able to understand and relate to the mission, strategies, values and culture of the Company, have sufficient time to properly discharge the duties associated with serving as a director, and have experience and knowledge that will enhance or maintain a diversity of business background among board members.

In addition, the Board believes that the Company’s directors should possess certain specific qualities or skills. These include, among others, experience with publicly held companies, an understanding and background in corporate management, experience in the medical device industry, new product development experience, marketing experience, strategic planning experience, experience in mergers and acquisitions and integration, international business experience and accounting and financial experience, and for at least one director, the background and experience necessary to qualify as an “audit committee financial expert” as defined by the SEC.

The Committee does not have a formal policy regarding diversity. Nevertheless, in making its recommendations, in addition to minimum requirements of integrity, ability to make independent analytical inquiries, personal health and a willingness to devote adequate time and effort to Board responsibilities, the Committee seeks to have a Board that reflects the diversity of its business and marketplace in background, education, business experience, skills, business relationships and associations and other factors that will contribute to the Board’s governance of the Company.

Board Leadership

The Board does not have a formal policy regarding the separation of the roles of CEO and Chairman of the Board; however, the Board has determined that it is in the best interest of the Company’s shareholders for the roles of Chairman and CEO to be separated. The current CEO Todd M. Austin is not a member of the Board and Mark W. Sheffert serves as non-employee Chairman of the Board of Directors. Under this structure, the Chairman, in collaboration with other non-employee directors, takes an active role in establishing the Board’s governance practices, assuring an effective management team, annual budget and strategic plan including setting Board meeting agendas, establishing Board priorities and establishing processes and procedures, while the CEO is able to focus on the execution of the Company’s strategies, achievement of its goals and management of the Company’s day-to-day operations.

Board Oversight of Risk Management

MGCD faces a variety of risks, including operational risk, financial risk, compliance risk, legal risk, risk to its reputation and IT risk. To date, the Board has discharged its responsibility for oversight of risk management both directly and through the Audit and Compliance Committee, which oversees the development and compliance with the Company’s Enterprise Risk Management Plan. In addition, the Board requires management to incorporate risk management considerations into the Company’s strategies and day-to-day business operations.

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual director at MGCD Diagnostics Corporation, 350 Oak Grove Parkway, Saint Paul, Minnesota, 55127-8599. Communications received electronically or in writing are distributed to the full Board of Directors, a committee or an individual director, as appropriate, depending on the facts and circumstances described in the communication received. Shareholders may also communicate with members of the Board by sending an e-mail to investor@mgcdiagnostics.com.

EXECUTIVE OFFICERS

Set forth below is biographical and other information on our current executive officers.

Executive Officers of the Registrant

The executive officers of the Company and their ages at November 29, 2017, were as follows:

Todd M. Austin, age 56, was named Chief Executive Officer of MGCD effective June 1, 2014. Austin joined MGCD in February 2012 and served as the Company’s Executive Vice President – Global Marketing, Engineering and Corporate Strategy until he was named Chief Executive Officer. Austin is a globally recognized clinical and medical device industry expert and leader with extensive experience, spanning more than 20 years, in product development and marketing, strategic planning, business development, profit and loss responsibility and clinical consulting.

From September 2010 to February 2012, Austin provided clinical, strategic and tactical consulting services to senior management for a number of domestic and international healthcare companies, including KarmelSonix, ERT and MGC. From July 2006 to September 2010, Austin was Director of Marketing for CareFusion (now VyAire), a leading, global health care industry company, where his responsibilities included overall marketing operations for respiratory diagnostic products supporting global sales in excess of $200 million annually, while coordinating product launch planning for more than 10 global markets. Prior to VyAire Austin served as Vice President – U.S. Sales and Marketing for Zurich, Switzerland-based and Medical Technologies, a pulmonary diagnostic company. He also served as Group Product Manager for Yorba Linda, California-based VIASYS Healthcare and Customer/Product Support and Applications Manager for Sensor Medics Corporation. Austin holds a Bachelor of Science degree from Mount Marty College.

Matthew S. Margolies, age 54, was named President of the Company effective June 1, 2014. Margolies joined the Company in May of 2012 and served as MGCD’s Executive Vice President – Global Sales and Service until he was named President. Margolies has built a career of more than 20 years in the respiratory diagnostics industry.

Prior to joining MGC, Margolies was employed by Cardinal Health, where he served as Senior Vice President of Sales and Marketing of the company’s Nuclear Pharmacy team from August 2010 through May 2012. Prior to Cardinal Health, Margolies worked with CardioNet, Inc. as Senior Vice President of Sales and Marketing, from January 2009 through August 2010, generating substantial growth in CardioNet’s Cardiac Telemetry business. Before CardioNet, Margolies served for four years in a number of positions of increasing responsibility with VIASYS Healthcare, where he ultimately became Division President for the Respiratory Diagnostics group leading the company’s Worldwide Respiratory Diagnostics team. In his role with VIASYS he was responsible for the growth in the Respiratory Diagnostics space that was a component of the $1.6 billion acquisition of VIASYS by Cardinal Health (now VyAire). From 1993-2004, Margolies held Sales and Marketing leadership roles with Covidien Health / Mallinckrodt Imaging. Margolies holds a Bachelor’s degree in Business Administration/Marketing from Ramapo College of New Jersey.

Larry Degen, Interim Chief Financial Officer. On August 30, 2017, the Board designated Larry Degen (CPA, Inactive) as Interim Chief Financial Officer. He is age 63. On March 22, 2017, the Board had designated Mr. Degen as the Company’s principal accounting officer and secretary. Mr. Degen had been serving as Corporate Controller of the Company since April 2010, and also served as Interim Chief Financial Officer of the Company from July 9, 2010 to May 16, 2011.

Prior to employment by the Company, Mr. Degen served as Chief Financial Officer of Micro Dynamics Corporation (dba Logic), a contract manufacturing and engineering services firm from February 2008 to November 2008 where he was responsible for executive management and oversight of financial and human resources operations of the corporation. Prior to joining Logic, Mr. Degen was Vice President and Principal Accounting Officer of Pemstar, Inc., an international contract manufacturing company and engineering services firm, from 2002 to 2007 and Vice President and Corporate Controller from 1999 to 2002. Prior to Pemstar, he was employed by Capital Safety Company Ltd, a safety products manufacturer, as Chief Financial Officer, and at Palaru Corporation, a commercial printer, as Chief Financial Officer. Mr. Degen was also employed by Ernst & Young for 15 years, where he served primarily manufacturing clients in audit and special project support services. Mr. Degen holds a Bachelor of Arts, in Accounting and Business Administration/Economics from St. John’s University in Collegeville, Minnesota.

Executive Compensation Philosophy and Objectives of Compensation Program

Our philosophy with respect to the compensation of Executive Officers is based upon the following principles established by the Human Capital Committee:

Executive Compensation Policy

Executive talent and performance are critical to the success of the Company. Executive compensation at MGCD is designed to provide a competitive compensation opportunity relative to similar medical instrument and device companies, in a manner aligned with business performance and shareholder returns. The Company uses base salaries, an annual incentive plan and equity grants to accomplish these objectives, and performs regular benchmarking analyses against comparable companies to anchor its practices firmly in the competitive market. When assessing the market competitiveness of our compensation programs, we review third-party surveys and publicly available data relating to a specific group of companies.

Base Salary

The Company has adopted a policy that Base Salaries would be administered in a range set around the median of comparable companies, based primarily on individual experience, performance against objectives and other contributions, while taking into account the overall financial health of the Company.

Annual Incentive Plan

The Company’s 2017 annual incentives were linked to achievement of key business objectives through the establishment of the 2017 Management Incentive Plan described below. Payouts were available under the 2017 Management Incentive Plan when threshold performance goals, established by the Board, were met. Upon achievement of all business objectives for a year, payouts are intended to be competitive in the industry. Substantial overachievement against all performance-based goals established by the Board creates a payout opportunity within the upper quartile of comparable companies.

Results of 2017 Say-on-Pay Vote and Board of Directors and Management Share Ownership

At our 2017 Annual Meeting of Shareholders, of the shares voting on the Say-on-Pay Advisory Vote on Executive Compensation, approximately 97.3% of shares were voted in favor of our executive compensation, 1.6% voted against and less than 2.1% abstained.

As part of our ongoing shareholder communications, our Board of Directors believes that our shareholders would like to see increased share ownership by members of management and the Board of Directors. The Board of Directors believes that share ownership is an important factor aligning the interest of management and Board members with the Company shareholders and in 2011 adopted the share guideline set forth in this section. As noted below under “Compensation of Directors,” a significant portion of director compensation is paid in Company stock, and our non-employee directors have the ability to receive stock in lieu of a portion of their Board retainer fees.

We also granted equity awards to our executive management team in each of fiscal 2015, 2016 and 2017. As described below in the Section “Equity Compensation and Long-Term Equity Incentive Plan,” the Board has adopted a long-term equity incentive policy designed to increase ownership by members of management.

Equity Compensation and Long-Term Equity Incentive Plan

The Human Capital Committee believes that equity-based compensation promotes and encourages long-term successful performance by our Named Executive Officers that is aligned with the organization’s goals and the generation of shareholder value. Our equity compensation goals for our Named Executive Officers are based upon principles including aligning the interests of shareholders and executives, providing meaningful retention incentives and reflecting each individual’s experience, performance and potential.

Our 2007 Stock Incentive Plan allows us the opportunity to grant a variety of equity awards, including stock options, restricted stock, restricted stock units, and other performance-based awards. In the recent past, we have granted primarily restricted stock and stock options. We have typically granted stock to executive officers at the commencement of their employment, and then, based on performance, we have considered additional grants. The number of shares granted to an executive officer upon commencement of employment has been based on several factors, including the executive’s responsibilities, experience and the value of the stock at the time of grant. Additional grants after the initial grant may be made following a significant change in job responsibility or in recognition of performance.

The Human Capital Committee selects the type of equity awards to be granted to our executive officers based on its assessment of the advantages provided by each award and share availability. The Human Capital Committee also considers the forms and amounts of outstanding equity awards held by our named executive officers, the financial accounting and tax treatment on the Company, and the tax treatment to our named executive officers, in determining the form and amount of equity compensation to award.

In December 2015, we provided a short term incentive to each of our executive officers to continue to achieve strong revenue growth in the form of performance options to purchase 4,435 shares, with vesting reliant on attainment of a revenue goal for the quarter ended January 31, 2016. These options lapsed without vesting.

Adjustments for Significant Events

The Company’s performance-based compensation plans require that when special events (such as, significant one-time revenue events, charges for corporate development or merger and acquisition expenses, acquisitions, divestitures, capital gains, or other adjustments) significantly affect operating results, this impact will be reviewed and evaluated by the Human Capital Committee when determining the level of achievement of the corporate performance objectives. Human Capital Committee review is required if the impact represents an amount that is five percent or greater of the Company’s prior year results for the corporate performance objectives. This provision benefits shareholders by allowing management to make decisions of material strategic importance without undue concern or conflict for impact on compensation. These adjustments can have both a positive and negative impact.

Clawback Policy

Under the Company incentive program policies, all incentive payments are subject to clawback to the extent required by federal law.

Overview of Compensation Process

Elements of In-Service Compensation and Relationship to Objectives

We also provide the executive officers and other members of management with other benefits available to our employees generally, such as health, life, dental and disability insurance and participation in a 401(k) Plan.

Determining Executive Compensation and Design of Compensation Programs

Prior to June 2014, in setting base salaries, our chief executive officer made compensation recommendations to the Human Capital Committee with respect to the executive officers and other members of management who reported to him, including the establishment of incentive plans. These executive officers were not present at the time of these deliberations. In connection with the June 1, 2014 management changes, the Human Capital Committee recommended and the full Board approved the new compensation arrangements described below under “June 2014 Agreements with New Executive Officers.”

Consistent with its overall compensation philosophy, the Human Capital Committee recommended and the Board approved and adopted the 2017 Management Incentive Plan described below. The 2017 Management Incentive Plan provided for the payment of cash compensation to eligible employees, including the Company’s executive officers, upon achievement of predetermined objectives.

Use of Compensation Consultant

Under the Human Capital Committee’s charter, the Committee has the authority to retain, at the Company’s expense, independent counsel or other advisers as it deems necessary to carry out its responsibilities. Over the past several years, the Human Capital Committee engaged 21-Group, a national compensation consulting firm to report to it on the following matters:

●	Level and structure of Board compensation;

●	Compensation for new executive officers;

●	Long-term incentive compensation.

●	Director and officer shareholder ownership guidelines.

As part of this engagement, 21-Group provided information to the Human Capital Committee on compensation practices for both executive officers and boards of directors. This included information about public companies generally as well as public companies of comparable size and in various industries, including healthcare. The engagement of 21-Group was recommended by the Company Board of Directors and 21-Group reported directly to the Human Capital Committee.

2017 Management Incentive Plan

On March 22, 2017, the Board of Directors, upon recommendation from the Human Capital Committee, approved the MGCD Diagnostics Corporation 2017 Management Incentive Plan (the “2017 Incentive Plan”). The Board established target performance goals for the Company’s two executive officers: Chief Executive Officer Todd M. Austin and President Matthew S. Margolies. The fiscal 2017 annual performance goals with respect to each of these officers were related to revenues and operating income (before taxes, interest and 2017 Incentive Plan payments). If the Company met the 2017 Incentive Plan targets in each of revenue and operating income, Mr. Austin and Mr. Margolies would receive incentive plan cash payments equal to 20.5% and 17.2* of their respective base salaries. In order for management to be eligible for any payouts, the Company must have achieved threshold in each of revenue and operating income. The Board of Directors retains discretion under the 2017 Management Incentive Plan to make incentive plan cash payments in amounts higher or lower than would otherwise be required under the 2017 Incentive Plan. All payments under the 2017 Incentive Plan are subject to “clawback” to the extent required by federal law. See table below for amounts awarded under this Plan and discretionary awards within the Plan.

Accounting and Tax Considerations

We have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and these benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive officer is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We have no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Equity Granting Process

Traditionally, the Company has issued stock options or restricted stock grants in connection with the appointment of new executive officers and other key employees, effective as of the first day of employment. We have also periodically awarded stock awards to our executive officers and other key salaried employees in conjunction with the review of their individual performance. These stock awards are approved by the Human Capital Committee or the Board of Directors. The Human Capital Committee’s policy is to grant all equity awards to employees under shareholder-approved equity compensation plans, such as our 2007 Stock Incentive Plan.

Summary of Cash and Certain Other Compensation

The following table shows information concerning compensation earned for services in all capacities for (i) Chief Executive Officer Todd M. Austin, (ii) President Matthew S. Margolies, (iii) Interim Chief Financial Officer and Secretary Larry R. Degen and (iv) Chief Financial Officer and Chief Risk Officer Wesley W. Winnekins (together referred to as our “Named Executive Officers”) for the fiscal years ended October 31, 2017 and 2016.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Todd M. Austin, Chief Executive Officer(3)	2017 2016	300,000 300,000	20,000 35,000	— —	36,900 144,849	39,038 —	81,062 64,970	477,000 544,820

Matthew S. Margolies, President(4)	2017 2016	285,000 285,000	20,000 35,000	— —	36,900 144,849	31,787 —	15,125 20,802	388,813 482,651

Larry R. Degen, Interim Chief Financial Officer(5)	2017 2016	170,362 151,905	25,892 —	21,000 —	46,675 —	18,040 —	13,600 14,813	295,569 166,719

Wesley W. Winnekins, Chief Financial Officer and Chief Risk Officer(6)	2017 2016	98,000 245,000	— 35,000	— —	— 144,849	— —	166,410 20,488	264,410 445,337

(1)	Messrs. Austin, Margolies and Degen were each awarded stock options in 2017 to each acquire 10,000 shares, vesting over a three-year period. Messrs. Austin, Margolies and Winnekins were each awarded stock options in 2016 to each acquire 40,000 shares, vesting over a three-year period. Messrs. Austin, Margolies and Winnekins were each awarded performance options on December 15, 2015 to each acquire 4,435 shares vesting January 31, 2016 if performance criteria were attained. These lapsed without vesting. The tabled amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2)	Represents discretionary amounts paid or payable under the 2017 Management Incentive Plan and the 2016 Management Incentive Plan for Mr. Austin and Mr. Margolies. Mr. Degen received a $15,892 retention bonus under 2017 Management Incentive Plan in the second quarter of 2017 and will be paid a $10,000 under the 2017 Management Incentive Plan.

(3)	All Other Compensation for Mr. Austin included taxable fringe benefits for commuting and living expenses of $49,085 and $40,524 for 2017 and 2016, respectively; gross up of the tax on taxable fringe benefits of $14,420 and $11,227 for 2017 and 2016, respectively, health and dental coverage of $14,172 and $12,592 for 2017 and 2016, respectively, and other compensation of $3,386 and $627 for 2017 and 2016, respectively.

(4)	All Other Compensation for Mr. Margolies included health and dental coverage of $0 and $2,020 for 2017 and 2016, respectively; an auto allowance of $8,400 for each of 2017 and 2015; a matching contribution on the 401(k) of $6,144 and $9,756 for 2017 and 2016, respectively; and other compensation of $460 and $627 for 2017 and 2016, respectively.

(5)	All Other Compensation for Mr. Degen included health and dental coverage of $8,062 and $9,167 for 2017 and 2016, respectively; matching contribution under the Company’s 401(k) program of $5,111 and $5,144 for 2017 and 2016, respectively, and other compensation of $427 and $503 for 2017 and 2016, respectively.

(6)	All Other Compensation for Mr. Winnekins included separation and vacation benefit payments of $153,810 for 2017; health and dental coverage of $6,570 and $12,592 for 2017 and 2016, respectively; matching contribution under the Company’s 401(k) program of $5,769 and $7,269 for 2017 and 2016, respectively and other compensation of $261 and $627 for 2017 and 2016, respectively.

Outstanding Equity Awards as of October 31, 2017

The following table sets forth certain information concerning equity awards outstanding to the Named Executive Officers as of October 31, 2017. All of Mr. Winnekins equity awards have expired.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(4)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(5)
Mr. Austin(1)	10,000 33,333 13,333 —	— 16,667 26,667 10,000	9.12 6.07 7.05 8.08	6/1/2021 5/28/2022 9/8/2023 8/29/2024
Mr. Margolies(2)	7,500 33,333 13,333 —	— 16,667 26,667 10,000	9.12 6.07 7.05 8.08	6/1/2021 5/28/2022 9/8/2023 8/29/2024
Mr. Degen(3)	2,500	—	8.40	4/3/2024	3,000	26,190
	1,200 —	— 10,000	6.76 8.08	11/12/219 8/29/2024

(1)       Outstanding unvested Options Awards for Mr. Austin vest 16,667 on May 28, 2018, 13,333 and 13,334 on September 8, 2018 and 2019, respectively, and 10,000 on August 30, 2018.

(2)       Outstanding unvested Option Awards for Mr. Margolies vest 16,667 on May 28, 2018, 13,333 and 13,334 on September 8, 2018 and 2019, respectively, and 10,000 on August 30, 2018.

(3)       Outstanding unvested Option Awards for Mr. Degen vest 10,000 on August 30, 2018.

(4)       All options reflected as Unexercisable and all restricted stock grants will vest on the date of the Closing of the Merger.

(5)       This column shows the Market Value of the unvested shares listed at the closing pricing of $8.73 on October 31, 2017.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards($)(i)	Total ($)
Mr. Baudhuin	53,000	32,000	—	85,000
Mr. Bunge	38,000	32,000	69,718	139,718
Dr. Lynch	48,018	36,982	—	85,000
Mr. Munzenrider	58,000	32,000	—	90,000
Mr. Sheffert	71,000	32,000	—	103,000
Mr. Struik	5,515	71,985	—	77,500

The Company does not have non-equity incentive plans or nonqualified deferred compensation plans for non-employee directors. Accordingly, these columns have been omitted from the Director Compensation Table.

(i) The tabled amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

In fiscal 2017, each non-employee director received an annual retainer of $35,500 ($8,875 per quarter) and a retainer for committee service ($10,000 for Audit and Compliance Committee, $7,500 for Human Capital Committee and $2,500 for Governance and Nominating Committee). Board, Audit and Compliance Committee and Human Capital Committee Chairpersons receive additional annual retainers of $33,000, $10,000 and $7,500, respectively. Mr. Bunge received additional compensation of $24,250 for his service described above under “The Board, Board Committees and Meetings - Other Committees and Task Forces.” Each non-employee director received a grant of 3,591 shares, reflected in the table above, as a portion of his or her current year board compensation. These grants were valued at $32,000, were issued on the date of the MGCD Diagnostics Corporation 2017 Annual Meeting of Shareholders and will vest on the earlier of (i) March 22, 2018, and (ii) the date of Closing of the Merger.

The Board of Directors holds regular quarterly board meetings and a special meeting in connection with the Company’s Annual Meeting of Shareholders. During fiscal 2017, the Board of Directors had four regular, quarterly meetings, a special meeting in connection with the Company’s 2017 Annual Meeting of Shareholders and three additional special meetings.

Each non-employee director had the ability to elect to receive up to 100% of his or her annual cash retainers, paid quarterly in MGCD shares in lieu of cash. Two of the Company’s non-employee directors elected to receive some or all of their quarterly directors’ retainer fees in this manner. As a result, values for “Fees Earned or Paid in Cash” are lower and “Stock Awards” are higher for Dr. Lynch in the amount of 4,982; and Mr. Struik in the amount of $39,985, than they otherwise would have been. The value shown is the number of shares awarded valued at the market price on its grant date.

Compensation of Officers and Related Matters

June 2014 Agreements with New Executive Officers

The Company appointed Todd M. Austin as Chief Executive Officer, effective June 1, 2014. Mr. Austin received an annual base salary of $300,000. To the extent the Board adopts a 2018 Incentive Plan, Mr. Austin will be eligible to participate.

The Company appointed Matthew S. Margolies as President, effective June 1, 2014. To the extent the Board adopts a 2018 Incentive Plan, Mr. Margolies will be eligible to participate.

The Company entered into Employment Agreements dated as of June 1, 2014 with each of these officers. The respective Employment Agreements memorialize the salaries and equity awards described above. Each

Employment Agreement also provides that if the Executive’s employment is terminated by the Company without Cause other than in connection with a change in control, and the Executive executes a general release of claims against the Company and otherwise complies with his respective Employment Agreement, the Company will pay Executive the following compensation:

●	If the Executive has been in his position with the Company for up to three years, the Company will pay an amount equivalent to six months of Executive’s Base Compensation immediately prior to termination;

●	If Executive has been in his position with the Company for more than three but less than six years, the Company will pay the Executive an amount equivalent to twelve months of Executive’s Base Compensation immediately prior to termination;

●	If Executive elects COBRA continuation upon termination of employment, Company will pay Executive for the Employer’s portion of the premium cost during the time Executive remains eligible under COBRA and is receiving Base Compensation with the method of payment to be determined by the Company;

●	After six years of employment, the Company will pay no compensation to Executive upon this termination;

●	Bonuses earned but unpaid at the termination date will be at the discretion of the Board. Bonuses will not be prorated for a partial year; and

●	The method of payment, whether lump sum or periodic, will be at the Company’s sole discretion.

The Company entered into Change-in-Control Agreements with each of these two executive officers. Under these respective agreements, if the executive employment is terminated during a period of 12 months following a change in control of the Company (i) by the Company other than for cause or (ii) by the executive for good reason, as those terms are defined in the agreement, then he will be entitled to a lump sum payment equal to 12 months of his currently effective base salary, as well as a prorated portion of target bonus if actual targets are met, with this bonus to be paid when other plan bonuses are paid.

Share Ownership Guidelines for Directors and Executive Officers.

The MGCD Board has adopted share ownership guidelines for Board members and executive officers. These share ownership guidelines, as currently in effect are as follows:

Position	Share Ownership Guidelines
Non-employee Director	One and one-half times annual compensation
Executive Officers	One and one-half times annual basic compensation

Directors and Executive Officers are expected to achieve these ownership levels, or make substantial progress toward achieving these ownership levels, within five years of their beginning Board or Executive Officer service.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On May 26, 2011, the Company adopted a related-party transaction policy applicable to any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company is a participant in which a related party has a direct or indirect interest. The policy defines “related party” to include (i) all directors and executive officers of the Company, (ii) any nominee for director, (iii) any holder of more than five percent of the Company’s common stock, or (iv) an immediate family member of any of these parties. The Audit and Compliance Committee of the Board must approve any Related-Party Transaction subject to the policy, after making a determination that the related-party transaction is beneficial to the Company and the terms of the related-party transaction are fair to the Company.

ANNEX II

OPINION OF CRAIG-HALLUM

November 25, 2017

Personal and Confidential

Board of Directors

MGC Diagnostics Corporation

350 Oak Grove Parkway

St. Paul, Minnesota 55127-8599

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.10 per share (the “Common Stock”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), of the Consideration (as defined below) set forth in a draft of the Agreement and Plan of Merger (the “Agreement”), dated as of November 24, 2017, to be entered into among the Company, MGC Parent LLC, a Delaware limited liability company (“Parent”), and AC Breathe Merger Subsidary Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (the “Acquisition Sub”). Pursuant to the Agreement, Parent will cause Acquisition Sub to commence a tender offer for all of the shares of Common Stock (the “Tender Offer”) at a price for each share equal to $11.03 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock, other than shares of Common Stock held in treasury or owned by Parent, Acquisition Sub or any of their direct or indirect wholly owned subsidiaries (the “Excluded Shares”) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms not otherwise defined in this letter have the same meaning as in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have been engaged by the Company to provide certain financial services in connection with the Transaction and we will receive a fee from the Company for providing such services, a substantial portion of which is contingent upon the consummation of the Tender Offer. We have also been engaged by the Company to render an opinion to its Board of Directors and we will receive a fee from the Company for rendering this opinion. This opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. Further the Company has agreed to reimburse us for certain expenses and indemnify us against certain liabilities that may arise in relation to our engagement.

In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so, and have received, and may receive, fees for the rendering of such services.

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In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft of the Agreement dated November 24, 2017; (ii) reviewed certain business, financial and other information and data with respect to the Company publicly available or made available to us from internal records of the Company; (iii) reviewed certain business, financial and other information and data with respect to Parent made available to us from internal records of Parent; (iv) reviewed certain internal financial projections for the Company on a stand-alone basis prepared for financial planning purposes and furnished to us by management of the Company; (v) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (vi) reviewed the reported prices and trading activity of Common Stock of the Company and similar information for certain other companies deemed by us to be comparable to the Company; (vii) compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions that we deemed relevant; and (ix) performed a discounted cash flows analysis for the Company on a stand-alone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with us, reviewed by us, provided to us or otherwise made available to us, and have not attempted to independently verify, and have not assumed responsibility for the independent verification, of such information. We have further relied upon the assurances of the Company’s management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company is not a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Transaction. With respect to financial forecasts, estimates of net operating loss tax benefits and other estimates and forward-looking information relating to the Company and the Transaction reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s management. We express no opinion as to any financial forecasts, net operating loss or other estimates or forward-looking information of the Company or the assumptions on which they were based.

We have assumed that the final form of the Agreement will be substantially similar to the draft, dated November 24, 2017, reviewed by us, without modification of any material terms or conditions. We have assumed that the representations and warranties contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement, and that the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or Parent or alter the terms of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or concerning the solvency or appraised or fair value of the Company, and have not been furnished with any such appraisals or valuations, and we have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. The analyses we performed in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company or its

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affiliates is a party or may be subject and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Merger that differ from the views of our investment banking personnel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof and are subject to evaluation on the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Common Stock of the Company in the Transaction or with respect to the fairness of any such compensation. We are also not expressing any opinion herein as to the price at which shares of Common Stock of the Company have traded or such stock may trade following announcement of the Transaction or at any future time.

This opinion is furnished pursuant to our engagement letter dated January 23, 2017. This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender his or her shares in the Tender Offer or how such stockholder should act with respect to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the disclosure documents relating to the Transaction in accordance with our engagement letter with the Company, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved by the Craig-Hallum Fairness Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the holders of Common Stock of the Company of the Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage. We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or as a result of the Merger by, option holders, officers, directors or employees of the Company, or any other class of such persons, or relative to or in comparison with the Consideration.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Common Stock of the Company.

Sincerely,

Craig-Hallum Capital Group, LLC

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ANNEX III

DISSENTERS’ RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

302A.471. Rights of dissenting shareholders

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)  An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1)  alters or abolishes a preferential right of the shares;

(2)  creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3)  alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4)  excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5)  eliminates the right to obtain payment under this subdivision;

(b)  A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c)  A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, except for a plan of merger adopted under section 302A.626;

(d)  A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provided in subdivision 3;

(e)  a plan of conversion adopted by the corporation; or

(f)  any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter

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shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b)  A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b)  If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c)  Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1)  The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market security on the Nasdaq Stock Market.

(2)  The applicability of clause (1) is determined as of:

(i)  the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii)  the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3)  Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters’ rights

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b)  “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

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(c)  “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d)  “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1)  the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2)  any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3)  a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4)  a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b)  In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1)  The corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2)  An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3)  A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

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(b)  The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c)  If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b)  If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c)  The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

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